UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Collectors Universe, INC.

(Name of Subject Company)

Collectors Universe, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

19421R200

(CUSIP Number of Class of Securities)

Joseph J. Orlando

President and Chief Executive Officer

Collectors Universe, Inc.

1610 E. Saint Andrew Place

Santa Ana, CA 92705

(949) 567-1234

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert F. Kornegay

Robert T. Ishii

David J. Berger

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, CA 92130-3002

(858) 350-2300

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information

Name and Address

The name of the subject company is Collectors Universe, Inc., a Delaware corporation (which we refer to as “Collectors Universe”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Collectors Universe. The address of Collectors Universe’s principal executive office is 1610 E. Saint Andrew Place, Santa Ana, California 92705. The telephone number of Collectors Universe’s principal executive office is (949) 567-1234.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (which we refer to as this “Schedule 14D-9”) relates to the common stock, par value $0.001 per share, of Collectors Universe. We refer to each share of common stock as a “Share.”

As of December 10, 2020, (i) 9,058,657 Shares were issued and outstanding; (ii) up to 42,660 Shares were issuable upon the vesting of outstanding Company RSUs (as defined below) (excluding Shares issuable upon vesting of outstanding Company PSUs (as defined below)); and (iii) up to 174,557 Shares were issuable upon the vesting of outstanding Company PSUs.

Item 2. Identity and Background of Filing Person

Name and Address

Collectors Universe, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Collectors Universe are set forth in the section of this Schedule 14D-9 captioned “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (which we refer to as the “Offer”) by Cards Acquisition Inc., a Delaware corporation (which we refer to as “Purchaser”) and an indirect wholly owned subsidiary of Cards Parent LP, a Delaware limited partnership (which we refer to as “Parent”), to purchase all of the issued and outstanding Shares (other than Excluded Shares (as defined below)) at an offer price of $75.25 per Share, without interest and subject to any required withholding taxes (we refer to such amount, or any higher amount per share that may be paid pursuant to the Offer, as the “Offer Price”), net to the seller in cash.

The Offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated December 17, 2020 (as it may be amended, supplemented or otherwise modified from time to time, and which we refer to as the “Offer to Purchase”), and the related letter of transmittal (as it may be amended, supplemented or otherwise modified from time to time, and which we refer to as the “Letter of Transmittal”), pursuant to the Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, and which we refer to as the “Merger Agreement”), dated as of November 30, 2020, by and among Collectors Universe, Parent and Purchaser. A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, and which we refer to as the “Schedule TO”) filed by Purchaser and Parent with the Securities and Exchange Commission (which we refer to as the “SEC”) on December 17, 2020. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated in this Schedule 14D-9 by reference.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will (and Parent will cause Purchaser to) (1) promptly after the Expiration Date (as defined below), accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer prior to the Expiration Date (we refer to the time of such acceptance as the “Offer Acceptance Time”); and (2) as promptly as practicable after the Offer Acceptance Time, pay for such Shares by delivery of funds to the depositary for the Offer. Parent shall provide, or cause to be provided, to Purchaser an amount sufficient for Purchaser to accept for payment and pay for all Shares validly tendered (and not validly withdrawn). Parent intends to fund the aggregate Offer Price and the aggregate consideration payable upon the consummation of the Merger (as defined below) with a combination of the proceeds of committed equity financing provided by D1 Capital Partners Master LP (which we refer to as “D1 Master Fund”) and CPV Investments VI, LLC (which we refer to as “CPV”; we refer to CPV together with D1 Master Fund as the “Investor Group Entities”) (which committed amount, when added together with the available cash of Collectors Universe on the closing date of the Merger, is expected to be sufficient to pay all such aggregate amounts). We refer to D1 Master Fund and its affiliated entities as “D1.” Parent is indirectly controlled by Nathaniel Turner (who we refer to as “Turner”), Daniel Sundheim (who we refer to as “Sundheim”) and Steven A. Cohen (who we refer to as “Cohen”; we refer to Cohen together with Turner and Sundheim as the “Investor Group”). The Offer, the Merger and the other transactions contemplated by the Merger Agreement (all of which we refer to as the “Transactions”) are not subject to any financing condition.

As soon as practicable following the consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into Collectors Universe (which we refer to as the “Merger”), with Collectors Universe surviving as an indirect wholly owned subsidiary of Parent (which surviving corporation we refer to as the “Surviving Corporation”). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (which we refer to as the “DGCL”), which permits completion of the Merger without a vote of Collectors Universe stockholders. Under the terms of the Merger Agreement, if the Offer is consummated, assuming the continued satisfaction, or (to the extent permitted by applicable law) waiver, of the No Legal Prohibition Condition (as defined below), Parent intends to cause Purchaser to consummate the Merger as promptly as practicable after the consummation of the Offer. At the effective time of the Merger (which we refer to as the “Effective Time”), each Share (other than Shares (1) owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent or Collectors Universe or any direct or indirect wholly owned subsidiary of Collectors Universe; (2) held by stockholders of Collectors Universe who have properly and validly exercised, and not withdrawn or otherwise lost, their appraisal rights under Section 262 of the DGCL (such Shares, “Dissenting Shares”); and (3) any “excluded stock” within the meaning of Section 251(h)(6) of the DGCL, including, for the avoidance of doubt, the Turner Rollover Shares (as defined and more fully described in the Offer to Purchase) (we refer to the shares in clauses (1) through (3) as the “Excluded Shares”)) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest and less any required withholding taxes.

2

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (which we refer to as the “Exchange Act”)) the Offer on December 17, 2020. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer and withdrawal rights will expire at 12:00 midnight, New York time (one minute after 11:59 p.m., New York time, on January 19, 2021) (which we refer to as the “Expiration Time”), on January 19, 2021 (which we refer to as the “Expiration Date,” unless extended by Purchaser in accordance with the Merger Agreement, in which event the “Expiration Date” shall refer to the latest date at which the Offer, as so extended by Purchaser, shall expire). Acceptance for payment of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions to the Offer (as more fully described in Section 15 in the Offer to Purchase) is expected to occur on January 19, 2021, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement.

The Offer is conditioned upon the satisfaction, or (to the extent waivable) waiver by Parent (in accordance with the terms of the Merger Agreement), of the following conditions at the Expiration Time:

●	the number of Shares validly tendered, received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL), together with any Shares beneficially owned by Parent or any wholly owned subsidiary of Parent, equaling at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Time (such condition, the “Minimum Condition”);

●	the statutory waiting period (and any extensions thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended and any regulations thereunder (which we refer to as the “HSR Act”) having expired or been earlier terminated (such condition, the “HSR Condition”);

●	no U.S. or non-U.S. (including any supranational) governmental, quasi-governmental, regulatory or self-regulatory authority, agency, commission, body or other entity or any subdivision or instrumentality thereof, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator (public or private) or any subdivision or instrumentality thereof, in each case of competent jurisdiction, having enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and makes unlawful or prevents the consummation of the Offer or the Merger (such condition, the “No Legal Prohibition Condition”);

●	certain representations and warranties made by Collectors Universe in the Merger Agreement being true and correct, subject to the materiality and other qualifications set forth in the Merger Agreement, as further described in the Offer to Purchase (such condition, the “Representations Condition”);

●	Collectors Universe having performed in all material respects each of its obligations required to be performed under the Merger Agreement at or prior to the Expiration Time (such condition, the “Performance of Obligations Condition”);

●	since the date of the Merger Agreement, there not having occurred any event, change, development, circumstance, fact or effect that, individually or in the aggregate, has resulted in or is reasonably expected to result in a Material Adverse Effect (as such term is defined in the Merger Agreement) that is continuing (such condition, the “No Material Adverse Effect Condition”);

●	Parent having received a certificate duly executed on behalf of Collectors Universe by an executive officer of Collectors Universe certifying (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability) that the Representations Condition, the Performance of Obligations Condition and the No Material Adverse Effect Condition have been satisfied;

3

●	Parent having received from Collectors Universe a Statement of Non-U.S. Real Property Holdings Corporation Status, in compliance with Treasury Regulations Section 1.1445-2(c)(3), dated as of the date of consummation of the Offer and executed by Collectors Universe, in a form reasonably acceptable to Parent; and

●	the Merger Agreement not having been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, which may be waived by Purchaser only with the prior written consent of Collectors Universe) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser to the extent permitted by applicable law. The foregoing conditions are in addition to, and not in limitation of, the rights and obligations of Parent and Purchaser with respect to extending, terminating or modifying the Offer pursuant to the terms and conditions of the Merger Agreement or applicable law.

The foregoing summary of the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase, and the terms of the Merger Agreement and the Letter of Transmittal. Copies of the Offer to Purchase, the Merger Agreement and the Letter of Transmittal are filed as Exhibits (a)(1)(A), (e)(1) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of Collectors Universe’s stockholders. Collectors Universe is not asking for a proxy and you are requested not to send Collectors Universe a proxy. Any solicitation of proxies that Parent or Collectors Universe might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

As set forth in the Schedule TO, Parent’s and Purchaser’s principal executive offices are located at c/o D1 Capital Partners L.P., 9 West 57th Street, 36th Floor, New York, New York 10019. The telephone number of Parent and Purchaser is (212) 390-9124.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or by going to Collectors Universe’s investor relations page on its website at https://investors.collectors.com/ and clicking on the link “SEC Filings.”

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of Collectors Universe, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Collectors Universe or its affiliates, on the one hand, and (1) Collectors Universe’s current executive officers, directors or affiliates; or (2) the Investor Group, Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

4

Arrangements between Collectors Universe and the Investor Group

Merger Agreement

Summaries of the material terms of the Merger Agreement are included in Section 11 of the Offer to Purchase and are incorporated in this Schedule 14D-9 by reference. The Merger Agreement governs the contractual rights among Collectors Universe, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement is not intended to provide any other factual information about Collectors Universe, Parent, Purchaser or their respective businesses. The Merger Agreement has been provided solely to inform investors of its terms and conditions. The representations, warranties, covenants and agreements included in the Merger Agreement (1) were made only for purposes of the Merger Agreement and as of specific dates; (2) were made solely for the benefit of the parties to the Merger Agreement, except as further described below; (3) may be subject to important qualifications, limitations and supplemental information agreed to by Collectors Universe, Parent and Purchaser in connection with negotiating the terms of the Merger Agreement; and (4) may also be subject to a contractual standard of materiality different from those generally applicable to reports and documents filed with the SEC and in some cases were qualified by confidential matters disclosed to Parent and Purchaser by Collectors Universe in connection with the Merger Agreement. In addition, the representations and warranties may have been included in the Merger Agreement for the purpose of allocating contractual risk between Collectors Universe, Parent and Purchaser rather than to establish matters as facts, and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Further, the representations and warranties were negotiated with the principal purpose of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer if the representations and warranties of the other party prove to be untrue due to a change in circumstances or otherwise. Our stockholders are not generally third-party beneficiaries under the Merger Agreement and are not entitled to, and should not, rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Collectors Universe, Parent, Purchaser or any of their respective affiliates or businesses.

The summaries in the Offer to Purchase may not contain all of the information about the Merger Agreement that is important to our stockholders, and Collectors Universe stockholders are encouraged to read the Merger Agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the Merger Agreement and not by the summaries described in Section 11 of the Offer to Purchase under the section captioned “The Merger Agreement.”

Confidentiality Agreement

Collectors Universe and Turner, an executive officer of Purchaser and Parent and a member of the board of managers of Purchaser, executed a letter agreement, dated August 13, 2020 (which we refer to as the “Confidentiality Agreement”), pursuant to which, among other things, the parties agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed to the other party. The Confidentiality Agreement also includes a standstill provision for the benefit of Collectors Universe that has a one-year duration from the date of the Confidentiality Agreement. The termination of the Merger Agreement does not affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations survive the termination of the Merger Agreement in accordance with its terms. A summary of the material terms of the Confidentiality Agreement is included in Section 11 of the Offer to Purchase and is incorporated in this Schedule 14D-9 by reference.

5

Affiliates of the Investor Group Entities each executed an Acknowledgement to the Confidentiality Agreement (each of which we refer to as an “Acknowledgement”) on October 28, 2020, and November 22, 2020, respectively, pursuant to which such affiliates agreed to be bound by the Confidentiality Agreement to the extent applicable in their capacities as representatives of Mr. Turner.

The foregoing summaries of the Confidentiality Agreement and the Acknowledgments do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement and the Acknowledgments, which are filed as Exhibit (e)(2), e(3), and e(4), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

Equity Commitment Letters

Concurrently with the execution of the Merger Agreement, Parent received equity commitment letters (which we refer to as the “Equity Commitment Letters”) from the Investor Group Entities pursuant to which the they have each committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, for the purpose of making all closing payments contemplated by the Merger Agreement in connection with the Transactions (which we refer to as the “Equity Financing”). A summary of the material terms of the Equity Commitment Letters is included in Section 9 of the Offer to Purchase and is incorporated in this Schedule 14D-9 by reference. Parent will contribute or otherwise advance to Purchaser the net proceeds from the Equity Financing. Pursuant to the Equity Commitment Letters, the aggregate equity commitment of the Investor Group Entities is $730,000,000, which, when added together with the available cash of Collectors Universe on the closing date of the Merger, is expected to be sufficient to fund the acquisition of all of the Shares and to make the other payments required at the closing of the Merger, including in connection with the treatment of Collectors Universe’s stock-based equity awards described in the Offer to Purchase. Collectors Universe is an express third-party beneficiary of the rights granted to Parent under each of the Equity Commitment Letters and, to the extent provided in each Equity Commitment Letter, we may seek specific performance of the Investor Group Entities’ obligation to fund the Equity Financing in accordance with the terms and conditions of the Merger Agreement and the Equity Commitment Letters.

The foregoing summary of the Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letters, which are filed as Exhibits (e)(5) and e(6) to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

Limited Guarantees

Concurrently with the execution and delivery of the Merger Agreement, the Investor Group Entities executed and delivered to Collectors Universe limited guarantees (as they may be amended, supplemented or otherwise modified from time to time in accordance with their terms, and which we refer to as the “Limited Guarantees”) in favor of Collectors Universe, pursuant to which, subject to the terms and conditions contained in the Limited Guarantees, the Investor Group Entities are guaranteeing certain obligations of Parent and Purchaser to Collectors Universe in connection with the Merger Agreement, including the due, punctual and complete payment of the termination fee payable by Parent and certain other costs and obligations under the Merger Agreement, subject to an aggregate cap of $45,734,265.

The foregoing summary of the Limited Guarantees does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantees, which are filed as Exhibits (e)(7) and (e)(8) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

6

Arrangements between Parent, Purchaser and the Executive Officers, Directors and Affiliates of Collectors Universe

Collectors Universe’s directors and executive officers may have interests in the Transactions that are different from, or in addition to, the interests of our stockholders generally. These interests may include, among others, (1) for Collectors Universe’s executive officers and certain directors, the accelerated vesting and cancellation of outstanding awards of restricted stock units in exchange for the Offer Price; (2) for Collectors Universe’s executive officers, the accelerated vesting and cancellation of outstanding performance stock units in exchange for the Offer Price; (3) for Collectors Universe’s chief executive officer, potential payments of enhanced severance benefits under the terms of his employment agreement entered into with Collectors Universe in the event that he experiences a qualifying termination of employment within a specified period following the consummation of the Transactions; and (4) for Collectors Universe’s chief financial officer, payment of a bonus (which was paid in December 2020) in recognition of his contributions to Collectors Universe’s strategic initiatives in 2020. These interests may create potential conflicts of interest. The board of directors of Collectors Universe (which we refer to as the “Collectors Universe Board”) was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement and the Transactions, as more fully discussed in the section of this Schedule 14D-9 captioned “Item 4. The Solicitation or Recommendation—Collectors Universe’s Reasons for the Offer and the Merger.”

Potential Payments at or Following Change in Control

Chief Executive Officer Employment Agreement

We previously entered into an amended and restated employment agreement with Joseph J. Orlando, our Chief Executive Officer and President, which was further amended on March 16, 2020, and September 27, 2020. The agreement provides for a term through September 30, 2022.

Mr. Orlando’s employment agreement provides that if his employment as Chief Executive Officer is terminated by us (or the Surviving Corporation) without “cause” (and other than due to his death or his “disability”) or by him for “good reason” during the period beginning on the date of a change in control and ending on the date that is 12 months after a change in control, then, provided that Mr. Orlando signs and does not revoke a separation agreement, he will receive:

●	a lump sum cash payment equal to 100 percent of his then-current base salary in effect as of the date of such qualifying termination;

●	a lump sum cash payment equal to 100 percent of his cash bonus or incentive compensation at target which he was eligible to earn for the year in which such qualifying termination occurs, prorated for the number of days he was employed in the fiscal year in which such qualifying termination occurs; and

●	continuing payments of premiums he otherwise would be required to pay for continued post-employment group health coverage, for himself and his family, based on the benefits in effect on the date his employment is terminated for a period of six months.

The separation agreement between Mr. Orlando and Collectors Universe would include, among other terms, a non-disparagement provision, a post-termination cooperation provision, a confidentiality provision, a covenant not to sue and a general release of all rights and claims in favor of Collectors Universe.

7

Mr. Orlando’s employment agreement provides that if any payment or benefits to him (including the payments and benefits under his employment agreement), when calculated in a manner consistent with Section 280G of the Internal Revenue Code (which we refer to as the “Code”) and the applicable regulations thereunder, would be subject to the excise tax imposed by Section 4999 of the Code, then such payments and benefits will be reduced to the largest portion of the payments and benefits that would result in no portion of the payments and benefits being subject to the excise tax.

For purposes of the employment agreement between us and Mr. Orlando, the following terms have the following meanings:

●	The term “cause” generally means (1) conviction of, or a plea of no contest in a proceeding with respect to, an act that constitutes a felony or a misdemeanor involving moral turpitude; (2) commission of an act that subjects or, is reasonably likely to subject, us, or any of our affiliates to any material civil liabilities or penalties or any criminal penalties or fines; (3) any conduct that constitutes unlawful harassment, discrimination or retaliation, or which is deemed to be detrimental to our reputation or competitive position within any of our markets (including the use or possession of any controlled substance, chronic abuse of alcoholic beverages, moral turpitude or the like); (4) breach or violation of any covenants in his confidentiality agreement with us or the bringing by him of any action seeking to invalidate any of the covenants in such agreement; (5) breach or violation of any conflict of interest, ethics or employment policies made applicable to all of our employees generally or specifically to our financial executives or executive officers, (a) which continues unremedied for a period of 10 days following written notice to him or (b) which the Collectors Universe Board determines is not susceptible of cure within such 10 day time period; (6) breach or violation of any of the material covenants or obligations contained in his employment agreement, as amended (a) which continues unremedied for a period of 15 days following written notice to him or (b) which the Collectors Universe Board determines is not susceptible of cure within such 15 day time period; (7) gross negligence or willful misconduct, or the reckless disregard of material and adverse consequences to us or any of our affiliates of any of his decisions or actions; and (8) insubordination with respect to any lawful direction of the Collectors Universe Board or his failure, on at least two separate occasions within any period of 12 consecutive months, to perform his material duties as Chief Executive Officer, other than due to illness or disability.

●	The term “good reason” generally means the occurrence of any of the following events: (1) the material reduction of his authority, duties or responsibilities from the authority duties or responsibilities possessed immediately prior to the consummation of a change in control; (2) changing his principal position with us in a manner or to an extent that such reduction or change constitutes or would generally be considered to constitute a demotion; (3) the material reduction of his base salary or base compensation below the amount described in his employment agreement, as amended; (4) relocation to an office located more than 30 miles from his then-current office location (other than for temporary assignments or required travel in connection with the performance of his duties), unless such relocation reduces the travel distance between his then-principal residence and his new office location; or (5) our breach of any material obligations to Mr. Orlando under his employment agreement. “Good reason” will not be deemed satisfied unless Mr. Orlando gives us written notice of the condition within 30 days after the condition comes into existence and we fail to remedy the condition within 30 days after receiving such written notice.

The closing of the Offer and the Merger will constitute a “change in control” under Mr. Orlando’s employment agreement.

8

For additional information regarding the terms of Mr. Orlando’s employment agreement, see Exhibits 10.6 and 10.61 of Collectors Universe’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, filed with the SEC on August 26, 2020, as amended by Amendment No. 2 attached as Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on October 1, 2020, which are filed as Exhibits (e)(13), (e)(14) and (e)(15), respectively, and are incorporated in this Schedule 14D-9 by reference.

Chief Financial Officer Bonus

On November 29, 2020, the Collectors Universe Board approved the payment of a one-time cash bonus of $100,000 to Joseph J. Wallace, our Chief Financial Officer, in recognition of his contributions to Collectors Universe’s strategic initiatives in 2020. The bonus was paid to Mr. Wallace on December 15, 2020.

Effect of the Offer and the Merger on Shares and Equity Awards

Consideration for Shares in the Merger

If Collectors Universe’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as our other stockholders. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, then such executive officers and directors will also receive the same consideration on the same terms and conditions as our other stockholders.

The following table sets forth the number of Shares beneficially owned as of December 10, 2020, by each of our executive officers and directors as of that date, excluding any outstanding Shares of restricted stock (which we refer to as “Company Restricted Shares”) and excluding Shares issuable upon vesting of outstanding awards of restricted stock units (which we refer to as “Company RSUs”) and awards of performance stock units (which we refer to as “Company PSUs”) that are, in each case, outstanding as of December 10, 2020, including, for Mr. Orlando, the Shares issued upon the 280G Acceleration (as defined below), net of Shares cancelled to satisfy withholding tax. The aggregate value of Shares reflects consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name	Number of Shares Beneficially Owned	Total Value of Shares ($)
Non-Employee Directors
A.J. “Bert” Moyer	61,347	4,616,362
Bruce A. Stevens	42,983	3,234,471
Kate W. Duchene	950	71,487
Vina M. Leite	950	71,487
Jon M. Sullivan	950	71,487
Lorraine Bardeen	856	64,414
Jennifer H. Leuer	856	64,414
Executive Officers
Joseph J. Orlando*	45,129	3,395,957
Joseph J. Wallace	101,515	7,639,004

*	Mr. Orlando is both a director and an executive officer. The number of Shares beneficially owned by Mr. Orlando reflects those Shares delivered to him as a result of the accelerated vesting of certain of his Company RSUs and Company PSUs as described in the section of this Schedule 14D-9 captioned “—Consideration Received in 280G Vesting Acceleration.”

9

Consideration for Company Restricted Shares

As of December 10, 2020, none of Collectors Universe’s directors or executive officers held any Company Restricted Shares.

Consideration for Company RSUs

As of December 10, 2020, Collectors Universe’s executive officers held Company RSUs outstanding under our 2017 Equity Incentive Plan and 2013 Equity Incentive Plan (each, a “Stock Plan”) covering an aggregate 42,660 Shares. As of December 10, 2020 our directors did not hold any outstanding Company RSUs.

Company RSUs granted to Collectors Universe’s executive officers vest in three approximately equal annual installments, subject to the executive officer’s continued service with Collectors Universe through each vesting date. Company RSUs are settled in Shares upon vesting.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, any vesting conditions applicable to each Company RSU will automatically be accelerated in full, and the Company RSU will be cancelled in exchange for the right to receive, without interest, an amount in cash equal to the product obtained by multiplying (1) the number of Shares subject to such Company RSU award immediately prior to the Effective Time by (2) the Offer Price, less applicable withholding taxes.

Consideration for Company PSUs

As of December 10, 2020, Collectors Universe’s executive officers held Company PSUs outstanding under our 2017 Equity Incentive Plan (which we refer to as the “2017 Plan”) covering an aggregate of 174,557 Shares.

Company PSUs granted to Collectors Universe’s executive officers were scheduled to be earned in three approximately equal annual installments, contingent on the extent to which the applicable company performance goals are achieved for each annual period. Pursuant to the terms of the Company PSUs, upon completion of the three year performance period, the number of Shares determined to be earned based on achievement of the applicable performance goals are subject to further upward or downward adjustment based on Company annualized total shareholder return (which refer to as “TSR”) for the three-year performance period as compared with the annualized TSR of the Russell 2000 companies over the same period. The vesting of the Company PSUs is further subject to the executive officer’s continued service with Collectors Universe for the entirety of the three year performance period. Upon a change in control, the applicable provisions of the Stock Plan govern the vesting of unvested Company PSUs.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, (1) any vesting conditions applicable to each Company PSU, whether vested or unvested, will automatically accelerate, and (2) each Company PSU award will automatically be cancelled in exchange for the right to receive, as promptly as practicable, an amount in cash without interest equal to the product obtained by multiplying (a) the number of Shares subject to such Company PSU award immediately prior to the Effective Time (assuming for these purposes maximum performance) by (b) the Offer Price, less applicable taxes required to be withheld with respect to such payment.

10

Consideration Received in 280G Vesting Acceleration

In connection with the entry into the Merger Agreement, the Collectors Universe Board authorized the acceleration of vesting and settlement of a portion of Mr. Orlando’s Company RSUs and Company PSUs in 2020 (prior to the Effective Time) in order to mitigate against potential adverse tax consequences to Mr. Orlando and Collectors Universe as a result of Section 280G of the Code. Pursuant to this authorization, on December 10, 2020, the Company accelerated the vesting of 30,074 of Mr. Orlando’s Company RSUs and 11,376 of Mr. Orlando’s Company PSUs for which performance had been determined. We refer to this as the “280G Acceleration.” The estimated value of the 280G Acceleration, determined as the product of the Offer Price multiplied by the number of accelerated Company RSUs and Company PSUs, is $2,263,069 with respect to Mr. Orlando’s Company RSUs and $856,044 with respect to Mr. Orlando’s Company PSUs. A total of 22,114 Shares subject to Mr. Orlando’s Company RSUs and Company PSUs subject to the 280G Acceleration were cancelled to satisfy tax withholding.

Equity Interests of Collectors Universe’s Executive Officers and Non-Employee Directors

Table of Estimated Consideration for Equity Awards

The following table sets forth the number of (1) Shares, (2) Company RSUs and (3) Company PSUs held by each Collectors Universe executive officer or member of the Collectors Universe Board as of December 10, 2020, and quantifies the dollar value of such Shares, Company RSUs and Company PSUs based on the Offer Price

	Shares Held Directly(1)		Company RSUs and PSUs(2)(3)
Name	Number of Shares (#)	Value of Shares ($)	Number of Company RSUs (#)	Number of Company PSUs (#)	Value of Company RSUs and Company PSUs ($)	Total ($)
Non-Employee Directors
A.J. “Bert” Moyer	61,347	4,616,362	—	—	—	4,616,362
Bruce A. Stevens	42,983	3,234,471	—	—	—	3,234,471
Kate W. Duchene	950	71,487	—	—	—	71,487
Vina M. Leite	950	71,487	—	—	—	71,487
Jon M. Sullivan	950	71,487	—	—	—	71,487
Lorraine Bardeen	856	64,414	—	—	—	64,414
Jennifer H. Leuer	856	64,414	—	—	—	64,414
Executive Officers
Joseph J. Orlando*	45,129	3,395,957	—	49,208	3,702,902	7,098,859
Joseph J. Wallace	101,515	7,639,004	8,361	29,896	2,878,839	10,517,843

*	Mr. Orlando is both a director and an executive officer. The number of Shares beneficially owned by Mr. Orlando reflects those Shares delivered to him as a result of the accelerated vesting of certain of his Company RSUs and Company PSUs as described in the section of this Schedule 14D-9 captioned “—Consideration Received in 280G Vesting Acceleration.”
(1)	Represents Shares directly held by the individual as of December 10, 2020. The figures for Mr. Orlando include Shares received as a result of the 280G Acceleration (net of Shares cancelled to satisfy withholding tax obligations).

11

(2)	Represents outstanding Company RSUs and Company PSUs as of December 10, 2020. The values shown with respect to Company RSUs and Company PSUs are determined as the product of the Offer Price, multiplied by the total number of Shares subject to Company RSUs or Company PSUs, as applicable, and for the Company PSUs, assuming achievement of applicable performance goals at maximum performance.
(3)	These values assume that all Company RSUs and Company PSUs outstanding as of December 10, 2020, will be accelerated and cashed out at the Effective Time.

2017 Equity Incentive Plan

We have granted Company RSUs and Company PSUs under the 2017 Plan that are outstanding and held by our executive officers. The 2017 Plan provides that in the event of a merger or change in control, the vesting of Shares subject to equity awards granted under the 2017 Plan will fully vest unless such equity awards are substituted or assumed by the successor company.

Employment Arrangements Following the Transactions

As of the date of this Schedule 14D-9, none of Collectors Universe’s executive officers have (1) reached an understanding on potential employment or other retention terms with the Surviving Corporation, Parent or Purchaser; or (2) entered into any definitive agreements or arrangements regarding employment or other retention with the Surviving Corporation, Parent or Purchaser to be effective following the consummation of the Transactions. However, prior to the Effective Time, Parent or Purchaser may initiate discussions regarding employment or other retention terms and may enter into definitive agreements regarding employment or retention for certain of Collectors Universe’s employees to be effective as of the Effective Time.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation for each of Collectors Universe’s named executive officers that is based on, or that otherwise relates to, the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger-related compensation payable to Collectors Universe’s named executive officers. Collectors Universe’s “named executive officers” for purposes of the disclosure in this Schedule 14D-9 are Messrs. Orlando and Wallace. For additional details regarding the terms of the payments quantified below, see the sections of this Schedule 14D-9 captioned “—Potential Payments at or Following Change in Control.”

The amounts in the table are estimated using the following assumptions and such additional assumptions as may be set forth in the footnotes to the table:

●	that the Effective Time occurred on December 10, 2020;

●	that Mr. Orlando will have a qualifying termination of his employment at the Effective Time that results in severance benefits becoming payable to him under his employment agreement;

●	that the Company RSUs and Company PSUs include those grants that are outstanding as of December 10, 2020, and held by the named executive officer (before giving effect to the 280G Acceleration for Mr. Orlando); and

12

●	that no payment is reduced pursuant to the terms of the employment agreement described above as a result of Sections 280G and 4999 of the Code.

The amounts reported below are estimates based on these and other assumptions that may or may not actually occur or be accurate on the relevant date. Accordingly, the ultimate values to be received by a named executive officer in connection with the Merger may differ from the amounts set forth below. Collectors Universe’s named executive officers will not receive pension, non-qualified deferred compensation or tax reimbursements in connection with the Merger. As required by applicable SEC rules, all amounts below that are determined using the per share value of our Shares have been calculated based on the Offer Price.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
Joseph J. Orlando	533,973	6,822,015	12,374	7,368,362
Joseph J. Wallace	100,000	2,878,839	-	2,978,839

(1)	This amount for Mr. Orlando represents the “double-trigger” cash severance payments to which Mr. Orlando may become entitled under his employment agreement in connection with a qualifying termination during the period beginning on the date of our change in control and ending on the date that is 12 months after our change in control (which we refer to as the “Change in Control Period”), as described in further detail in the section of this Schedule 14D-9 captioned “—Potential Payments at or Following Change in Control.” The amounts represent a lump sum cash payment equal to 100 percent of the sum of Mr. Orlando’s base salary plus one times Mr. Orlando’s incentive cash compensation for the year of termination, at 100 percent of target, prorated for the number of days that Mr. Orlando was employed during such year. Mr. Orlando’s current bonus target is 75 percent of base salary. This amount for Mr. Wallace represents his $100,000 bonus in recognition of his contributions to Collectors Universe’s strategic initiatives in 2020 and was paid in December 2020. The following table sets forth the components of the cash severance benefit payable to Mr. Orlando under the terms of his employment agreement.

Name	Base Salary Severance ($)	Bonus Severance ($)	Total ($)
Joseph J. Orlando	400,000	133,973	533,973

(2)	This amount includes single-trigger vesting acceleration of 100 percent of the unvested portion of the outstanding Company RSUs and Company PSUs to which the named executive officer may become entitled pursuant to the treatment of such awards under the Merger Agreement, as described in further detail in the section of this Schedule 14D-9 captioned “—Effect of the Offer and the Merger on Shares and Equity Awards.” Such vesting pursuant to these awards under the 2017 Plan is “single trigger,” as the acceleration will occur in connection with the Merger without any subsequent event (such as termination of employment) requirement. The amount for Mr. Orlando includes $3,119,113 attributable to the 280G Acceleration of 30,074 Company RSUs and 11,376 earned but unvested Company PSUs.

RSUs

The following table provides details on the estimated value of the Company RSUs held by our named executive officers that will vest in connection with the Merger as described above, and, for Mr. Orlando, the Company RSUs that vested pursuant to the 280G Acceleration. The amount is determined as the product of (1) the Offer Price multiplied by (2) the total number of Shares subject to the Company RSUs held by the named executive officer. The amount for Mr. Orlando includes $2,263,069 attributable to the 280G Acceleration of 30,074 Company RSUs.

Name	Unvested Company RSUs (#)	Value ($)
Joseph J. Orlando	30,074	2,263,069
Joseph J. Wallace	8,361	629,165

13

PSUs

The following table provides details on the estimated value of the Company PSUs held by our named executive officers that will vest in connection with the Merger as described above and, for Mr. Orlando, the Company PSUs that vested pursuant to the 280G Acceleration. The value of awards shown in the table represent the product of (a) the Offer Price, multiplied by (b) the total number of Shares that would vest in connection with the Merger as described above, assuming achievement of applicable performance goals at the maximum level. The amount for Mr. Orlando includes $856,044 attributable to the 280G Acceleration of 11,376 Company PSUs.

Name	Unvested Company PSUs (#)	Value ($)
Joseph J. Orlando	60,585	4,559,021
Joseph J. Wallace	29,896	2,249,674

(3)	This amount represents continuing cash payments for six months of premiums that Mr. Orlando otherwise would be required to pay for continued post-employment, group health coverage. This amount is a “double-trigger” severance benefit that Mr. Orlando may become entitled to receive under his employment agreement in connection with a qualifying termination during the Change in Control Period, as described in further detail in the section of this Schedule 14D-9 captioned “—Potential Payments at or Following Change in Control.”
(4)	Under his employment agreement, amounts are subject to reduction in the event that Mr. Orlando would be subject to an excise tax under Section 4999 of the Code on such amounts. This amount assumes no such reduction is applied.

Employee Matters Following Closing

The Merger Agreement provides that, for a period of one year following the Effective Time, each continuing employee will be provided with (1) base salary or base wage and target annual cash bonus opportunities that are at least as favorable in the aggregate as the base salary or base wage and target annual cash bonus opportunities for such continuing employee that are in effect immediately prior to the Effective Time, and (2) retirement and welfare benefits (excluding any pension benefits and any equity and long-term incentive compensation) that are substantially comparable in the aggregate to those provided by Collectors Universe and its subsidiaries to such continuing employee immediately prior to the Effective Time.

14

Additionally, with respect to group health plans maintained by Parent and its subsidiaries that are offered to continuing employees of Collectors Universe or its subsidiaries (which we refer to as “New Plans”), Parent will use commercially reasonable efforts to (1) cause any pre-existing conditions or limitations and eligibility waiting periods under any New Plan to be waived with respect to each continuing employee and his or her eligible dependents; (2) give each continuing employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made; and (3) give each continuing employee service credit for his or her employment with Collectors Universe and its subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable New Plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) assume and honor all Collectors Universe benefit plans in accordance with their terms as in effect as of the date of the Merger Agreement.

If requested by Parent in writing at least five days prior to the Effective Time, Collectors Universe will terminate its 401(k) plan effective no later than immediately prior to the Effective Time. In the event that Parent requests that the Collectors Universe 401(k) plan terminate, Collectors Universe will provide Parent with evidence that the 401(k) plan has been terminated no later than the day immediately preceding the Effective Time.

Prior to making any written or oral communications to the directors or employees (including any officers) of Collectors Universe or any of its subsidiaries pertaining to compensation or benefit matters that are affected by the Transactions, Collectors Universe will provide Parent with a copy of the intended communication, Parent will have a reasonable period of time to review and comment on the communication, and Collectors Universe will cooperate in providing any such communication.

Rule 14d-10(d) Matters

Prior to the scheduled expiration of the Offer, Collectors Universe, acting through the Compensation Committee of the Collectors Universe Board, which is comprised solely of independent directors, will take all such steps as may be required to cause to be exempt under Rule 14d-10 promulgated under the Exchange Act any “employment compensation, severance or other employee benefit arrangement” (within the meaning of Rule 14d-10(d)(1) promulgated under the Exchange Act) between Collectors Universe or any of its subsidiaries and any director, officer or employee of Collectors Universe or any of its subsidiaries who then holds Shares. In addition, the Compensation Committee will take all other action necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act. Collectors Universe will provide Parent with correct and complete copies of all such actions. Promptly upon Parent or any of its affiliates entering into any such arrangement with any such person, Parent will provide to Collectors Universe any and all information concerning such arrangement as may be needed by Collectors Universe to comply with this provision, in accordance with the Merger Agreement.

Indemnification and Insurance

The Merger Agreement provides that the Surviving Corporation and its subsidiaries will honor and fulfill, in all respects, the obligations of Collectors Universe and its subsidiaries pursuant to any indemnification agreements entered into prior to the Effective Time between Collectors Universe and any of its subsidiaries, on the one hand, and any of their respective current or former directors, officers or employees (and any person who becomes a director, officer or employee of Collectors Universe or any of its subsidiaries prior to the Effective Time), on the other hand (we refer to such persons collectively as the “Indemnified Persons”). In addition, under the Merger Agreement, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries may not repeal, amend or otherwise modify, except as required by applicable law, in any manner that would adversely affect the rights granted pursuant to the indemnification, exculpation and advancement of expenses provisions of the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its subsidiaries.

Furthermore, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation has agreed to (and Parent has agreed to cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable law or pursuant to any indemnification agreements with Collectors Universe or any of its subsidiaries in effect as of the Effective Time, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any legal proceeding, whether civil, criminal, administrative or investigative, to the extent that such legal proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of Collectors Universe or any of its subsidiaries or other affiliates (to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Effective Time).

15

Prior to the Effective Time, Collectors Universe may purchase “tail” insurance policies with respect to directors’ and officers’ liability insurance for a claims reporting or discovery period of at least six years from and after the Effective Time, with benefits and terms that are at least as favorable to the Indemnified Parties as Collectors Universe’s existing policies with respect to any matters that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the Transactions). Whether pursuant to such “tail” insurance policy or otherwise, the Surviving Corporation will (1) continue to maintain in effect for a period of at least six years from and after the Effective Time directors’ and officers’ liability insurance with benefits and terms that are at least as favorable to the insureds as provided in our existing policies as of the date of the Merger Agreement, or (2) use reasonable best efforts to purchase comparable insurance for such six-year period with benefits and terms that are at least as favorable to the insureds as provided in our existing policies as of the date of the Merger Agreement. However, the Surviving Corporation will not be required to expend more than an amount per year equal to 300 percent of the annual premiums currently paid by Collectors Universe for such insurance.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time, Collectors Universe has agreed to take all actions reasonably necessary to cause the Transactions and any dispositions of equity securities of Collectors Universe (including derivative securities) in connection with the Transactions by each individual who is a director or executive officer of Collectors Universe to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation

Recommendation of the Collectors Universe Board

At a meeting held on November 30, 2020, the Collectors Universe Board: (1) approved and declared it advisable, to enter into the Merger Agreement and consummate the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; (2) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, Collectors Universe and the holders of Shares (other than Excluded Shares that are not Dissenting Shares); (3) agreed to effect the Merger pursuant to Section 251(h) of the DGCL; and (4) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, subject to the terms and conditions set forth in the Merger Agreement.

Accordingly, and for the reasons described in more detail under the section of this Schedule 14D-9 captioned “—Collectors Universe’s Reasons for the Offer and the Merger,” the Collectors Universe Board recommends that our stockholders tender their Shares to Purchaser pursuant to the Offer subject to the terms and conditions set forth in the Merger Agreement.

A press release, dated November 30, 2020, issued by Collectors Universe, announcing the Transactions, is included as Exhibit (a)(5)(C) and is incorporated in this Schedule 14D-9 by reference.

16

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among the Collectors Universe Board, Collectors Universe’s representatives, and other parties. Other than as described below and for contacts in the ordinary course of our business, there have been no material contacts between Collectors Universe and the Investor Group in the two years leading up to the signing of the Merger Agreement.

The Collectors Universe Board regularly evaluates Collectors Universe’s strategic direction and ongoing business plans with a view toward strengthening our business and enhancing stockholder value. As part of this evaluation, the Collectors Universe Board has, from time to time, considered a variety of strategic alternatives. These have included, among others, (1) the continuation of, and potential improvements to, our current business plan with Collectors Universe remaining as a standalone entity; (2) changes in our dividend policy; (3) the investment in, and development of, new products and services; (4) potential expansion opportunities through acquisitions, partnerships or other commercial relationships; and (5) the sale of Collectors Universe.

In its consideration of these opportunities and in particular with respect to any decision to sell Collectors Universe, the Collectors Universe Board has considered then-prevailing market prices relative to our long-term operating plan and the opportunities reflected in that plan, weighed against the various risks to realizing those opportunities, in an effort to assess market valuations relative to long-term realizable stockholder value. Particular areas of focus in these deliberations were (1) that we operate principally in narrowly focused markets of coins and cards collectibles; (2) that our business prospects depend substantially on consumer interest in collectibles, which presents both opportunities arising from changing consumer tastes and interests and risks arising from the sustainability of those tastes and interests; (3) that our efforts to expand through acquisitions into other collectibles markets have not produced the revenue growth opportunities that we initially anticipated; (4) that efforts to expand into new business lines (either organically or through acquisitions) can impact our quarterly earnings, which can impact our stock price; (5) that our stock is thinly traded, which (a) impairs the ability of larger investors to buy and sell our stock without substantially impacting stock prices and (b) may reduce the desirability of our stock among investors due to challenges associated with accumulating and disposing of large positions in our stock, and the potential for rapid and significant price changes; and (6) the costs to us of being a publicly traded company.

With those considerations in mind, in 2016, at the direction of the Collectors Universe Board, Collectors Universe engaged a nationally recognized investment banking firm to evaluate then-current trading prices against potential long-term realizable stockholder value and to assess various strategic alternatives for Collectors Universe. As part of this evaluation, the Collectors Universe Board, with the assistance of its legal and financial advisers, conducted a process to evaluate possible interest by third parties in an acquisition of Collectors Universe. During this process, we contacted over 100 potential acquirers; these potential acquirers did not include Messrs. Turner, Sundheim or Cohen or any of their affiliated entities. All of the potential acquirers that we contacted declined to pursue discussions regarding a possible acquisition of our company.

17

During the first half of 2019, two different financial acquirers (which we refer to as “Party A” and “Party B”) separately contacted us regarding their interest in exploring a possible acquisition of our company. After preliminary discussions, both Party A and Party B terminated their interest in an acquisition due to concerns about the long-term growth prospects of our business. Neither Party A nor Party B was contacted as part of our strategic review process in 2016.

In July 2019, a financial acquirer (which we refer to as “Party C”) contacted us regarding its interest in exploring a possible acquisition of our company. Party C was not contacted as part of our strategic review process in 2016. We entered into a confidentiality agreement with Party C, and Party C conducted due diligence. With the assistance of its legal and financial advisers, the Collectors Universe Board negotiated the terms of a possible acquisition of us by Party C. The negotiations culminated in a proposal by Party C to acquire us for a per-Share all-cash price of $33.00. At the time, that proposed price was higher than our Shares had ever traded. The Collectors Universe Board believed that this proposal represented an attractive valuation in view of, among other things: (1) the relatively narrow focus of our business on coin and card collectibles; (2) our dependence on consumer interest in collectibles, which presents both opportunities arising from changing consumer tastes and interests and risks arising from the sustainability of those tastes and interests; (3) our efforts to expand through acquisitions into other collectibles markets not producing the revenue growth opportunities that we initially anticipated; (4) the impact to quarterly earnings (and resulting impact on our stock price) of efforts to expand into new business lines; (5) the thinly traded nature of our stock, which (a) impairs the ability of larger investors to buy and sell our stock without substantially impacting stock prices and (b) may reduce the desirability of our stock among investors due to challenges associated with accumulating and disposing of large positions in our stock, and the potential for rapid and significant price changes; and (6) the costs to us of being a publicly traded company. In January 2020, after we had agreed to negotiate with Party C on an exclusive basis, Party C determined that it no longer wished to proceed with an acquisition and terminated all acquisition discussions with us. In terminating discussions, Party C cited its evolving concerns about valuation and the long-term growth opportunities presented by our coin-grading business.

On January 31, 2020, our stock closed at $24.56 per Share.

As a prominent collector and frequent user of our card-grading and authentication services, Mr. Turner is well known to Collectors Universe management, and he and members of Collectors Universe management have spoken from time to time about the collectibles industry generally and our company specifically. Prior to 2020, these conversations never involved any discussion of an acquisition of Collectors Universe.

For much of our history, our coin-grading business was larger, on a revenue basis, than our card grading and authentication business. In fiscal year 2020, we experienced a rapid increase in demand for our card-grading and authentication services. Much of this increased demand was driven by an increased interest in collectibles starting in fiscal year 2020.

On June 18, 2020, Alta Fox Capital Management, LLC, which we refer to as “Alta Fox,” publicly disclosed on a Schedule 13D filed with the SEC that it had acquired approximately 5.4 percent of the outstanding Shares. In addition, Alta Fox publicly disclosed that it had nominated a slate of six individuals for election to the Collectors Universe Board. Mr. Turner was one of the individuals nominated by Alta Fox. In its Schedule 13D filing, Alta Fox described, among other things, its perspective on our long-term value. On June 18, 2020, our stock closed at $29.61 per Share.

18

The public nature of Alta Fox’s Schedule 13D filing generated increased attention and focus on Collectors Universe from prospective investors and other market participants throughout the summer and fall of 2020.

At various points from June 18, 2020, until September 29, 2020, the Collectors Universe Board met to discuss Alta Fox’s Schedule 13D, a possible proxy contest with Alta Fox and stockholder activism more broadly. These conversations centered on the considerations related to engaging a proxy contest, including: (1) the management distraction associated with a proxy contest; (2) the impact of a proxy contest on our employees and customers; and (3) the cost associated with a proxy contest. During this period, at the direction and under the supervision of the Collectors Universe Board, representatives of Collectors Universe spoke several times with representatives of Alta Fox about possible ways that the two entities could work together and avoid a proxy contest.

On June 22, 2020, we retained Wilson Sonsini Goodrich & Rosati, Professional Corporation (which we refer to as “Wilson Sonsini”) to provide advice related to Alta Fox. Around this time, we also retained a prominent proxy solicitation firm and prominent public relations firm to assist us in connection with a possible proxy contest with Alta Fox.

On July 1, 2020, we retained Houlihan Lokey Captial, Inc. (which we refer to as “Houlihan Lokey”) to serve as our financial adviser in connection with a possible proxy contest with Alta Fox. Houlihan Lokey’s engagement letter also provided that, for a specified period of time, we would offer Houlihan Lokey the right to act as our financial adviser in connection with certain transactions, including a transaction involving the acquisition of at least a majority of the Shares. We selected Houlihan Lokey in view of Houlihan Lokey’s qualifications, expertise, international reputation and experience in similar situations.

On July 7, 2020, Alta Fox amended its Schedule 13D to disclose that Mr. Turner had withdrawn as a candidate for election to the Collectors Universe Board. Mr. Turner informed Joseph J. Orlando, our president and chief executive officer, of his decision to withdraw from Alta Fox’s slate prior to Alta Fox’s public disclosure, and that he had terminated his relationship with Alta Fox, including all contracts and other arrangements with Alta Fox. On July 7, 2020, our stock closed at $34.14 per Share.

On July 20, 2020, Mr. Turner spoke with members of Collectors Universe management, including Mr. Orlando. During this discussion, Mr. Turner expressed his interest in an acquisition of Collectors Universe but did not propose specific acquisition terms. Mr. Turner expressed a desire to enter into a confidentiality agreement in order to undertake due diligence. On July 20, 2020, our stock closed at $38.53 per Share.

On July 22, 2020, Mr. Orlando spoke with representatives of the family office of a high-net-worth individual. We refer to this family office and individual together as “Party D.” The conversation, which was initiated by Party D, was introductory in nature and focused on allowing Party D to better understand our company.

19

On July 23, 2020, the Collectors Universe Board met, with representatives of each of Houlihan Lokey and Wilson Sonsini in attendance. The representatives of Wilson Sonsini reviewed and discussed with the members of the Collectors Universe Board their fiduciary duties as directors. The Collectors Universe Board discussed Mr. Turner’s interest in an acquisition of Collectors Universe and the nature of the recent meeting with Party D. It was the consensus of the members of the Collectors Universe Board that they were unlikely to consider an acquisition proposal that did not reflect a premium to the trading level of the Shares.

On July 24, 2020, representatives of Allen & Company LLC (which we refer to as “Allen & Co.”), financial advisor to Mr. Turner, contacted representatives of Houlihan Lokey, identifying themselves as Mr. Turner’s financial advisor, and thereafter, representatives of Allen & Co. and Houlihan Lokey had an introductory conversation without discussing any specific details of a potential transaction.

On July 24, 2020, representatives of Party D expressed an interest to Mr. Orlando in exploring a potential transaction (including a potential acquisition) with us but did not propose specific transaction terms. On July 24, 2020, our stock closed at $36.70 per Share.

On July 26, 2020, the Collectors Universe Board met, with representatives of each of Houlihan Lokey and Wilson Sonsini in attendance. The Collectors Universe Board discussed the interest of Mr. Turner and Party D in an acquisition of Collectors Universe. The Collectors Universe Board determined that it was interested in better understanding the nature of the transaction interest expressed by both Mr. Turner and Party D. The Collectors Universe Board determined that A.J. “Bert” Moyer, one of our independent directors, would have primary responsibility for providing assistance to, and oversight of, Collectors Universe management and Collectors Universe’s advisors with respect to any engagement with Mr. Turner and Party D. It was understood that the Collectors Universe Board would continue to have an active role in any discussions with Mr. Turner and Party D.

On July 27, 2020, at the direction of the Collectors Universe Board, representatives of Houlihan Lokey spoke with representatives of Party D about Party D’s interest in Collectors Universe and desire to enter into a confidentiality agreement.

On July 28, 2020, a representative of Allen & Co., financial adviser to Mr. Turner, and representatives of Party D contacted representatives of Houlihan Lokey to request that selected due diligence information regarding Collectors Universe be collected and posted to an online data room.

On August 7, 2020, a representative of Allen & Co. informed a representative of Houlihan Lokey that Mr. Turner and Party D would like to work cooperatively toward an acquisition of Collectors Universe.

On August 10, 2020, Mr. Turner and representatives of Allen & Co. spoke with representatives of Houlihan Lokey to further discuss the desire of Mr. Turner and Party D to work cooperatively toward an acquisition of Collectors Universe.

20

Later on August 10, 2020, representatives of Party D spoke with representatives of Houlihan Lokey. During this discussion, the representatives of Party D stated that Party D was unlikely to pursue an acquisition of Collectors Universe other than in partnership with Mr. Turner. Following this discussion, representatives of Houlihan Lokey informed Mr. Moyer of the desire of Mr. Turner and Party D to work cooperatively toward an acquisition of Collectors Universe.

On August 13, 2020, we entered into a confidentiality agreement with Mr. Turner, which included a one-year “standstill” restricting Mr. Turner from, among other things, directly or indirectly acquiring Shares, subject to the conditions in the confidentiality agreement. Shortly thereafter, representatives of Houlihan Lokey sent initial due diligence materials on behalf of Collectors Universe to representatives of Allen & Co.

The confidentiality agreement with Mr. Turner permitted Mr. Turner to contact Party D and three additional prospective sources of equity financing from a specified list. Party D entered into a joinder to that confidentiality agreement, which included an agreement to be bound by the “standstill” restrictions, on August 16, 2020. At various points after entering into the confidentiality agreement, Mr. Turner requested additional approvals to speak with a limited number of additional prospective sources of equity financing in connection with a possible acquisition of Collectors Universe. These requests were generally granted.

During the weeks of August 10, 2020, August 17, 2020, August 24, 2020, and August 31, 2020, members of Collectors Universe management engaged in due diligence sessions with representatives of each of Allen & Co. and Party D.

On August 26, 2020, we reported record high quarterly revenue and record high annual revenue for our fourth quarter and fiscal year ended June 30, 2020. The growth in revenue was driven by the strength of demand for our card-grading and authentication business. On August 27, 2020 (the first trading day after our earnings announcement), our stock closed at $46.14 per Share.

On September 14, 2020, we announced the addition of three new, highly qualified independent directors to the Collectors Universe Board.

On September 19, 2020, Mr. Turner and Party D submitted a preliminary non-binding all-cash offer to acquire us for $50.00 per Share. We refer to this as the “September 19 Proposal.” The September 19 Proposal contemplated additional due diligence to be undertaken by Mr. Turner and Party D. It also included a draft exclusivity agreement and requested that we agree to negotiate exclusively with Mr. Turner and Party D for a period of 30 days. On September 18, 2020 (the last trading day before the September 19 Proposal), our stock closed at $53.73 per Share. Following receipt of the September 19 Proposal, members of the Collectors Universe Board requested that Houlihan Lokey prepare a preliminary financial analysis of the September 19 Proposal.

21

On September 23, 2020, following a formal meeting of the Collectors Universe Board, representatives of each of Houlihan Lokey and Wilson Sonsini continued discussions with the Collectors Universe Board about potential responses to the September 19 Proposal and our strategic alternatives generally. During these discussions, the representatives of Houlihan Lokey reviewed with the Collectors Universe Board a preliminary financial analysis of the September 19 Proposal. The Collectors Universe Board directed Houlihan Lokey to undertake a preliminary financial analysis of Collectors Universe’s business in light of the September 19 Proposal to permit the Collectors Universe Board to assess the September 19 Proposal against potential realizable long-term stockholder value if we were to continue to operate on a standalone basis. The Collectors Universe Board also discussed the continued strength of our business, its evolving understanding of the strength of our prospects for the 2021 fiscal year, the upcoming end of our fiscal first quarter on September 30, 2020, and its generally favorable views of our long-term operating plan. The Collectors Universe Board instructed the representatives of Houlihan Lokey to inform Mr. Turner and Party D of (1) anticipated favorable operating results for the quarter ending September 30, 2020; and (2) the confidence of the Collectors Universe Board in our prospects for the 2021 fiscal year and beyond given the continued momentum in our business. Based on its view of the September 19 Proposal relative to our prospects, the Collectors Universe Board determined to decline to enter into any exclusivity agreement with Mr. Turner and Party D based on the terms of the September 19 Proposal. The Collectors Universe Board directed representatives of Houlihan Lokey to inform representatives of Mr. Turner that the September 19 Proposal did not form a basis on which we would proceed with additional discussions regarding a potential transaction. In addition, the representatives of Houlihan Lokey were directed to inform Mr. Turner and Party D that the Collectors Universe Board would be unlikely to consider an acquisition proposal that did not reflect a premium to the trading level of the Shares (which message was consistent with similar messages delivered to Mr. Turner and his representatives both before and after the making of the September 19 Proposal).

On September 25, 2020, representatives of Allen & Co. spoke with representatives of Houlihan Lokey. During this discussion, the representatives of Houlihan Lokey informed the representatives of Allen & Co. of the decisions of the Collectors Universe Board. Following this discussion, the representatives of Allen & Co. informed the representatives of Houlihan Lokey of the willingness by Mr. Turner and Party D to undertake additional due diligence work to better understand our prospects and the strength of our business.

On September 29, 2020, we announced the addition of two new, highly qualified independent directors to the Collectors Universe Board. We also entered into a settlement agreement with Alta Fox pursuant to which, among other things, Alta Fox withdrew its director slate and agreed to vote in favor of the slate of directors recommended by the Collectors Universe Board. On September 29, 2020, our stock closed at $50.97 per Share.

On October 1, 2020, a due diligence call occurred between Mr. Turner, representatives of Allen & Co, Party D and representatives of Party D and members of Collectors Universe management.

On October 3, 2020, representatives of Allen & Co. discussed with representatives of Houlihan Lokey the prospect of Mr. Turner and Party D submitting a preliminary non-binding all-cash offer to acquire us for a price within a range of $52.00 to $54.00 per Share. On October 2, 2020 (the last trading day before this conversation), our stock closed at $52.47 per Share. The representatives of Houlihan Lokey again expressed to the representatives of Mr. Turner that the Collectors Universe Board would be unlikely to consider an acquisition proposal that did not reflect a premium to the trading level of the Shares.

22

On October 5, 2020, representatives of Houlihan Lokey discussed with Mr. Moyer their October 3, 2020, conversation with representatives of Allen & Co. Mr. Moyer expressed his view that (1) an acquisition proposal that did not reflect a premium to the trading level of the Shares was not actionable based on the Collectors Universe Board’s views of acceptable valuations generally and its specific view (which had been repeatedly communicated to Mr. Turner and Party D) that an acquisition of our company for a price below the market price would not be acceptable; and (2) continued discussions with Mr. Turner and Party D (a) represented a significant distraction to Collectors Universe management and appeared unlikely to result in a transaction that would be acceptable to the Collectors Universe Board and (b) should be suspended. Representatives of Houlihan Lokey subsequently communicated this view to representatives of each of Allen & Co. and Party D.

Also on October 5, 2020, we announced an expansion of our corporate headquarters in order to increase operations capacity and accommodate growth. On October 5, 2020, our stock closed at $58.31 per Share.

On October 11, 2020, Mr. Turner and Party D submitted a letter to the Collectors Universe Board containing a preliminary non-binding all-cash offer to acquire us for a price within a range of $52.00 to $54.00 per Share. On October 9, 2020 (the last trading day before the submission of this letter), our stock closed at $60.05 per Share.

On or about October 20, 2020, an individual involved in the collecting and alternative asset space, whom we refer to as “Party E,” contacted Mr. Orlando to report that Party E understood that we were involved in discussions to sell our company. Party E expressed a desire to enter into a confidentiality agreement with us in order to undertake due diligence, as well as a nonspecific interest in a possible acquisition of Collectors Universe. Collectors Universe and its representatives reviewed publicly available information concerning Party E, including Party E’s financial resources. Based on this review, it was determined that Party E, acting independently, would be unlikely to be able to make a viable acquisition proposal at valuations that the Collectors Universe Board would find acceptable without substantial financing requirements.

On October 23, 2020, representatives of Allen & Co. requested and received approval for Mr. Turner to speak with D1 as a prospective source of equity financing in connection with a possible acquisition of Collectors Universe.

On October 26, 2020, at the request of Mr. Moyer given the suspension of acquisition discussions with Mr. Turner and Party D, a representative of Houlihan Lokey spoke with Party E and informed Party E that we were focused on pursuing our plan as a standalone public company and that it would not be appropriate to enter into a confidentiality agreement with Party E.

On October 28, 2020, D1 entered into a joinder to our confidentiality agreement with Mr. Turner, which included an agreement to be bound by the “standstill” restrictions.

On November 2, 2020, we reported record high revenues and operating income results for our first quarter ended September 30, 2020. These results were driven by the strength of demand for our card-grading and authentication business. On November 3, 2020 (the first trading day after our earnings announcement), our stock closed at $69.13 per Share.

23

On November 4, 2020, following requests from a representative of Party E, and following consultation with Messrs. Moyer and Orlando, a representative of Houlihan Lokey spoke with the representative of Party E. During this conversation, the representative of Houlihan Lokey noted that our market capitalization exceeded $600 million based on our current stock price and, accordingly, an acquisition of Collectors Universe would require substantial amounts of capital. Representatives of Houlihan Lokey did not receive further communication from Party E or its representatives.

On November 5, 2020, representatives of Mr. Turner informed representatives of Houlihan Lokey that Mr. Turner intended to submit a new proposal to acquire Collectors Universe, with funding provided by Mr. Turner, D1 and additional equity investors to be identified later.

On November 6, 2020, Mr. Turner submitted a preliminary non-binding all-cash proposal to acquire us at a price ranging from $75.00 to $80.00 per Share. We refer to this as the “November 6 Proposal.” The November 6 Proposal contemplated additional due diligence to be undertaken by Mr. Turner, as well as participation in the transaction by D1 and multiple unnamed equity investors. In connection with the submission of the November 6 Proposal, representatives of Mr. Turner informed representatives of Houlihan Lokey that Party D no longer wished to participate in an acquisition of Collectors Universe due to concerns about valuation. On November 6, 2020, our stock closed at $71.60 per Share.

On November 10, 2020, the Collectors Universe Board met, with members of Collectors Universe management and representatives of each of Houlihan Lokey and Wilson Sonsini in attendance. Members of Collectors Universe management reviewed with the Collectors Universe Board a draft of the Forecasts and described, among other things, the process for preparing the Forecasts, including its underlying assumptions and various execution and other risks to realizing the Forecasts. The term Forecasts is defined in, and further information about the terms of the Forecasts is contained in, the section of this Schedule 14D-9 captioned “—Prospective Financial Information.” The Collectors Universe Board approved the use of the Forecasts for purposes of Houlihan Lokey’s financial analysis of Collectors Universe. The representatives of Houlihan Lokey reviewed and discussed with the Collectors Universe Board Houlihan Lokey’s preliminary financial analysis of the November 6 Proposal and Collectors Universe.

Following its discussion of the November 6 Proposal and consideration of Houlihan Lokey’s preliminary financial analyses of the November 6 Proposal and Collectors Universe, the Collectors Universe Board concluded that: (1) the November 6 Proposal represented a potentially attractive valuation for Collectors Universe relative to our long-term prospects reflected in the Forecasts and the risks associated with realizing those prospects; (2) Collectors Universe should continue discussions with Mr. Turner and D1 with the objective that they submit a firm acquisition proposal with a specific price per Share; and (3) Mr. Turner and D1 should provide additional detail as to the sources of the equity financing contemplated by the November 6 Proposal to permit the Collectors Universe Board to assess the potential ability of Mr. Turner, D1 and any other equity investors to execute on the November 6 Proposal and conclude a potential transaction. The Collectors Universe Board determined that Messrs. Moyer and Orlando, assisted by Houlihan Lokey and Wilson Sonsini, would have primary responsibility for interactions and negotiations with Mr. Turner, D1 and any other equity investors. On November 10, 2020, our stock closed at $66.04 per Share.

24

On November 12, 2020, Houlihan Lokey provided the Collectors Universe Board with customary disclosures regarding its relationships with Mr. Turner and D1.

Also on November 12, 2020, members of Collectors Universe management engaged in due diligence sessions with representatives of Allen & Co., as a representative of Mr. Turner and D1, and other representatives of each of Mr. Turner and D1.

On November 13, 2020, Sullivan & Cromwell LLP (which we refer to as “Sullivan & Cromwell”), counsel to Mr. Turner, and Paul, Weiss, Rifkind, Wharton & Garrison LLP (which we refer to as “Paul, Weiss”), counsel to D1, provided an initial draft of the Merger Agreement to Wilson Sonsini. Among other things, the draft of the Merger Agreement contemplated that we would be subject to a “window shop” restriction that would prevent us from soliciting acquisition interest from third parties following our entry into the Merger Agreement, but would allow us to respond to unsolicited acquisition proposals meeting certain requirements specified in the Merger Agreement. It also provided that each of multiple equity investors would provide equity capital only for their individual, pro-rata portion of the purchase price as well as guarantee only their respective portion of the “reverse” termination fee (which fee would generally be payable in connection with a termination of the Merger Agreement for a failure of the acquiring parties to consummate the acquisition when and if they were required to do so). Under this construct, no single investor would guarantee responsibility for the entire purchase price or “reverse” termination fee.

On November 15, 2020, Messrs. Moyer and Orlando met with representatives of each of Houlihan Lokey and Wilson Sonsini to discuss the status of a possible acquisition of Collectors Universe and to review the terms of the draft Merger Agreement. The discussion focused on provisions of the draft Merger Agreement relating to (1) our ability to solicit alternative transactions and (2) no single investor bearing responsibility for the entire purchase price or “reverse” termination fee (which raised concerns about transaction certainty, the ability of Mr. Turner and D1 to complete any transaction and enforcement challenges for us against multiple unrelated entities). With respect to our ability to solicit alternative transactions following entry into the Merger Agreement, the participants discussed our prior strategic review process in 2019 and the relative likelihood of potential alternative bidders, particularly in light of Party C and Party D having declined to continue discussions over valuation concerns, and the potentially compressed timeline of any transaction as the Thanksgiving holiday approached. In that context, Messrs. Moyer and Orlando, following discussion with the representatives of Houlihan Lokey and Wilson Sonsini, directed our advisors to request a “go-shop” provision that would permit us, for a specified period following execution of the Merger Agreement, affirmatively to solicit alternative transaction proposals from third parties. In addition, in order to provide for a higher degree of closing and enforcement certainty, Messrs. Moyer and Orlando determined that the responsive draft of the Merger Agreement should require D1, as the largest and most creditworthy of the investors that had been identified thus far to Collectors Universe, to commit to provide all of the necessary equity capital and guarantee the payment of the “reverse” termination fee. Messrs. Moyer and Orlando also instructed Houlihan Lokey to contact a representative of Party E regarding Party E’s prior nonspecific statements about possible interest in an acquisition of Collectors Universe.

25

Also on November 15, 2020, we opened an online data room containing due diligence information.

On November 16, 2020, a representative of Houlihan Lokey left a message for a representative of Party E and requested a return call. Neither Party E nor its representatives returned the message.

During the week of November 16, 2020, at the direction of Mr. Moyer, representatives of Houlihan Lokey spoke with representatives of Allen & Co. on several occasions seeking clarification of aspects of the November 6 Proposal, including additional information regarding the identity and creditworthiness of the additional equity investors contemplated by Mr. Turner and D1.

On November 17, 2020, Wilson Sonsini provided a revised draft of the Merger Agreement to Sullivan & Cromwell and Paul, Weiss. This draft reflected, among other changes, the decisions made by Messrs. Moyer and Orlando on November 15, 2020, with respect to the requested go-shop provision and the equity commitment and guarantee from D1.

On November 19, 2020, as contemplated under our July 1, 2020, engagement letter with Houlihan Lokey, we entered into a new engagement letter with Houlihan Lokey to serve as our financial adviser in connection with a possible acquisition of our company.

On November 20, 2020, Sullivan & Cromwell and Paul, Weiss provided Wilson Sonsini with a revised draft of the Merger Agreement. Among other things, the draft of the Merger Agreement (1) noted that the inclusion of a “go-shop” provision was still under review by Mr. Turner and D1 and (2) provided that three separate and unrelated entities would provide equity commitments and, in proportion to their equity commitments, guarantee the payment of the “reverse” termination fee.

On November 21, 2020, in response to our request that the definitive Merger Agreement contain a “go-shop” provision permitting us to solicit alternative proposals, a representative of Allen & Co, on behalf of Mr. Turner and D1, made a revised, bifurcated acquisition proposal that contemplated a lower per-Share price if the Merger Agreement included a “go-shop” provision. We refer to this as the “November 21 Proposal.” Specifically, Mr. Tuner and D1 offered either (1) an all-cash per-Share price of $71.50 if Collectors Universe were permitted affirmatively to solicit alternative transactions following execution of the definitive agreement or (2) an all-cash per-Share price of $75.00 if the Merger Agreement precluded our ability to solicit alternative offers (but still permitted us to respond to unsolicited acquisition proposals meeting certain requirements specified in the Merger Agreement).

26

In addition, the November 21 Proposal included a bifurcated structure with respect to the size of any termination fee payable by us in connection with accepting a superior proposal from a third party or any “reverse” termination fee payable by Mr. Turner and D1 in the event of a termination of the Merger Agreement in accordance with its terms. Specifically, in the scenario where the definitive agreement included a $71.50 per-Share offer price and contained the “go-shop” provision, the November 21 Proposal provided (1) that the termination fee payable by Collectors Universe in connection with accepting an alternative, superior transaction with a third party of 1.75 percent of the transaction value in connection with a transaction arising during the “go-shop” period and 3.75 percent in all other instances and (2) a “reverse” termination fee of 5.0 percent of the transaction value. Alternatively, in the scenario where the definitive agreement included a $75.00 per-Share offer price with no ability to solicit affirmatively alternative transactions but an ability to respond to superior proposals, the November 21 Proposal provided (1) a termination fee payable by Collectors Universe in connection with our entry into an alternative transaction with a third party of 3.25 percent of the transaction value and (2) a “reverse” termination fee equal to 5.5 percent of the transaction value. In addition, both of the alternatives in the November 21 Proposal provided that D1 and another equity investor would provide equity guarantees for the full amount of the purchase price, as well as proportionally guarantee the payment of the “reverse” termination fee. On November 20, 2020 (the last trading day prior to the November 21 Proposal), our stock closed at $69.92 per Share.

On November 22, 2020, CPV entered into a joinder to our confidentiality agreement with Mr. Turner, which included an agreement to be bound by the “standstill” restrictions.

Also on November 22, 2020, the Collectors Universe Board met, with members of Collectors Universe management and representatives of each of Houlihan Lokey and Wilson Sonsini to consider the November 21 Proposal. At this meeting, the representatives of Wilson Sonsini reviewed and discussed with the members of the Collectors Universe Board their fiduciary duties as directors in considering the November 21 Proposal, which reflected the Investor Group’s first firm price proposal rather than a potential offer based on a range. In the course of this discussion, Deborah A. Farrington, one of our independent directors, disclosed to the other members of the Collectors Universe Board a business relationship between her affiliated venture capital fund and one of the sources of equity capital to the Investor Group, which source had been identified for the first time in materials provided by the Investor Group. The Collectors Universe Board requested that Mr. Moyer and Wilson Sonsini separately obtain additional information about this relationship from Ms. Farrington in order to permit further discussion and consideration by the Collectors Universe Board (excluding Ms. Farrington).

Also at this meeting, the representatives of Houlihan Lokey reviewed and discussed with the Collectors Universe Board Houlihan Lokey’s preliminary financial analysis of the November 21 Proposal. In addition to summarizing various other terms of the most recent drafts of the Merger Agreement circulated among the parties, representatives of Wilson Sonsini summarized the provisions of the November 21 Proposal relating to our ability to solicit or respond to alternative proposals as well as the applicable termination fee and “reverse” termination fee. In particular, the Collectors Universe Board and representatives of its financial and legal advisors discussed the substantive differences between “go-shop” and “window-shop” provisions in the context of the alternative offer price structure of the November 21 Proposal.

27

The Collectors Universe Board noted that the higher alternative offer price of the November 21 Proposal was at the bottom of the range specified in the November 6 Proposal and that the lower alternative was below that range. The Collectors Universe Board noted in particular its views that the range of valuations being discussed was reasonable and favorable to stockholders based on an assessment of trading multiples and other factors and in light of the certainty of value to our stockholders reflected in an all-cash acquisition relative to the substantial uncertainty presented by strategic, operational and market risks of continuing to operate Collectors Universe as a stand-alone entity. The Collectors Universe Board also expressed its willingness to proceed with a transaction with the Investor Group that included a “window-shop” provision in lieu of a “go-shop” provision due to, among other factors, (1) the lack of a substantial response from potential acquirers following our review of strategic alternatives in 2016; (2) the lack of interest in an acquisition exhibited by Party A and Party B; (3) Party C’s decision to withdraw its acquisition proposal of $33.00 per Share due to business and valuation concerns; (4) Party D’s decision to terminate its involvement with Mr. Turner due to concerns about the valuation of Collectors Universe; and (5) the view of the Collectors Universe Board that the higher of the two alternatives, although at the low end of the range specified in the November 6 Proposal, nevertheless represented a reasonable and favorable valuation for Collectors Universe. Accordingly, the Collectors Universe Board directed Mr. Moyer and Houlihan Lokey to continue to negotiate with the Investor Group to obtain the best possible economic terms but with an understanding that the range of valuations currently being proposed were considered to be favorable to and in the best interests of our stockholders.

In a conversation among Messrs. Moyer and Orlando and representatives of Houlihan Lokey and Wilson Sonsini following the meeting of the Collectors Universe Board, Messrs. Moyer and Orlando requested that the representatives of Houlihan Lokey communicate to representatives of Allen & Co., on behalf of the Investor Group, that the Collectors Universe Board would likely support a transaction with the following terms: (1) a per-Share price of $78.00 in cash; (2) a termination fee payable by Collectors Universe in connection with our entry into an alternative transaction with a third party of equal to 2.75 percent of the transaction value; (3) a “reverse” termination fee equal to 7.0 percent of the transaction value; and (4) a “window-shop” provision in lieu of a “go-shop” provision. In addition, Messrs. Moyer and Orlando requested that representatives of Houlihan Lokey contact representatives of Party C to determine if Party C had any interest in reengaging in any type of discussions with us.

On November 23, 2020, representatives of Houlihan Lokey communicated the Collectors Universe counterproposal to representatives of Allen & Co. On November 23, 2020, our stock closed at $71.87 per Share.

Later on November 23, 2020, a representative of Houlihan Lokey spoke with representatives of Party C regarding whether Party C had any interest in reengaging in any type of discussions with us. The representatives of Party C stated that Party C would quickly evaluate the prospect of reengagement and contact Houlihan Lokey if it wished to proceed.

On November 24, 2020, the Investor Group responded to Collectors Universe’s counterproposal to the November 21 Proposal with a new offer to acquire Collectors Universe, which offer was communicated by representatives of Allen & Co. A representative of Allen & Co. underscored that the latest proposal was “best and final.” This proposal contemplated an acquisition of Collectors Universe for an all-cash per-Share price of $75.25. In addition, the proposal provided that (1) the termination fee payable by Collectors Universe in connection with our entry into an alternative transaction with a third party would be equal to 3.25 percent of the transaction value and (2) the “reverse” termination fee would be equal to 6.25 percent of the transaction value. The proposal further provided that D1 and CPV would provide equity commitments for the full amount of the purchase price, and that they would proportionally guarantee payment of any “reverse” termination fee. We refer to this as the “November 24 Proposal.” On November 24, 2020, our stock closed at $70.43 per Share.

28

On November 25, 2020, Messrs. Moyer and Orlando met with representatives of each of Houlihan Lokey and Wilson Sonsini. After discussing the terms of the November 24 Proposal, Messrs. Moyer and Orlando instructed Houlihan Lokey to make a counterproposal to the Investor Group that sought to further improve the terms of the transaction in favor of our stockholders, with a higher per-Share price of $76.00 and a termination fee payable by Collectors Universe in connection with our entry into an alternative transaction with a third party equal to 3.0 percent.

Later on November 25, 2020, representatives of Houlihan Lokey spoke with representatives of Allen & Co. and informed them that the Collectors Universe Board would likely support a transaction with the following terms: (1) a per-Share price of $76.00 in cash; (2) a termination fee payable by Collectors Universe in connection with our entry into an alternative transaction with a third party equal to 3.0 percent of the transaction value; and (3) a “reverse” termination fee equal to 6.25 percent of the transaction value. In response, the representatives of Allen & Co. reiterated that the November 24 Proposal was “best and final” and that the Investor Group was unwilling to modify the terms of the November 24 Proposal.

Still later on November 25, 2020, Messrs. Moyer and Orlando met with representatives of each of Houlihan Lokey and Wilson Sonsini to consider and discuss the Investor Group’s response to Collectors Universe’s counterproposal. Messrs. Moyer and Orlando agreed that the Investor Group was unlikely to improve the economic terms of their offer at this point in the negotiations and that Collectors Universe and its advisors should work toward presenting to the Collectors Universe Board an offer under the terms of the November 24 Proposal. On November 25, 2020, our stock closed at $69.90 per Share.

From November 25, 2020, through November 30, 2020, representatives of each of Wilson Sonsini, Sullivan & Cromwell and Paul, Weiss exchanged drafts and negotiated the terms of the Merger Agreement and the related disclosure schedules, the Limited Guarantees and the Equity Commitment Letters.

On November 28, 2020, representatives of Allen & Co. provided representatives of Houlihan Lokey with a summary of each of the sources of equity financing expected to participate with the Investor Group in the acquisition proposal and the expected amount of committed capital from each equity financing source.

On November 29, 2020, Houlihan Lokey provided the Collectors Universe Board with customary disclosures regarding its relationships with the principal sources of equity financing in the transaction provided by the Investor Group.

29

Also on November 29, 2020, the Collectors Universe Board met, with members of Collectors Universe management and representatives of each of Houlihan Lokey and Wilson Sonsini in attendance. At the start of the meeting, Ms. Farrington disclosed to the other members of the Collectors Universe Board her business relationships with two of the sources of equity capital to the Investor Group, the second of which had been identified to the Collectors Universe Board as a source of equity capital to the Investor Group prior to the meeting. Ms. Farrington then left the meeting to permit the remaining directors to consider whether these relationships presented an actual or apparent conflict of interest that would impair her ability to evaluate and potentially approve the proposed transaction with the Investor Group. Representatives of Wilson Sonsini again reviewed with the participating members of the Collectors Universe Board their fiduciary duties as directors. Following a discussion among the remaining directors, it was determined that, in order to avoid the appearance of any actual or apparent conflicts of interest, Ms. Farrington should not participate in further deliberations concerning the proposed transaction with the Investor Group.

At this point, representatives of Houlihan Lokey reviewed and discussed with the participating members of the Collectors Universe Board Houlihan Lokey’s preliminary financial analysis of the terms of the transaction. Representatives of Wilson Sonsini reviewed with the members of the Collectors Universe Board the key terms of the Merger Agreement, the Limited Guarantees and the Equity Commitment Letters, and described the terms still being negotiated.

Following the November 29, 2020 meeting of the Collectors Universe Board, representatives of each of Wilson Sonsini, Sullivan & Cromwell and Paul, Weiss continued to negotiate the terms of the Merger Agreement and the related disclosure schedules, the Limited Guarantees and the Equity Commitment Letters.

Early on November 30, 2020, the Collectors Universe Board (excluding Ms. Farrington, who did not participate) met with members of Collectors Universe management and representatives of each of Houlihan Lokey and Wilson Sonsini in attendance. Representatives of Wilson Sonsini updated the participating members of the Collectors Universe Board concerning changes in various terms of the Merger Agreement, the Limited Guarantees and the Equity Commitment Letters that had been negotiated with Sullivan & Cromwell and Paul, Weiss since the prior meeting, noting that these agreements were now each in final proposed form. At the request of the Collectors Universe Board, representatives of Houlihan Lokey then reviewed and discussed its financial analyses. Thereafter, at the request of the Collectors Universe Board, Houlihan Lokey verbally rendered its opinion to the Collectors Universe Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Collectors Universe Board dated November 30, 2020) to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its written opinion, the Offer Price to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view. The Collectors Universe Board, after considering the factors more fully described in the section of this Schedule 14D captioned “The Merger—Recommendation of the Collectors Universe Board and the Reasons for the Merger,” (1) approved and declared it advisable to enter into the Merger Agreement and consummate the Transactions upon the terms and conditions set forth in the Merger Agreement; (2) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, Collectors Universe and the holders of Shares (other than certain specified Shares); and (3) recommended that our stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer.

Early on November 30, 2020, before the opening of trading on Nasdaq, the Merger Agreement was signed by Collectors Universe, Parent and the Purchaser, and we publicly disclosed our entry into the Merger Agreement.

On December 17, 2020, Parent commenced the Offer.

30

Collectors Universe’s Reasons for the Offer and the Merger

In evaluating the Merger Agreement and the Transactions, the Collectors Universe Board consulted with Collectors Universe management, as well as representatives of each of Wilson Sonsini and Houlihan Lokey. In recommending that our stockholders tender their Shares pursuant to the Offer, the Collectors Universe Board considered and analyzed a number of factors, including the following (which factors are not necessarily presented in order of relative importance). Based on these consultations, considerations and analyses, and the factors discussed below, the Collectors Universe Board concluded that entering into the Merger Agreement with Parent and Purchaser was advisable and recommended that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, subject to the terms and conditions set forth in the Merger Agreement.

The Collectors Universe Board believed the following material factors and benefits supported its determination and recommendation:

●	Financial Condition, Results of Operations and Prospects of Collectors Universe. The current, historical and projected financial condition, results of operations and business of Collectors Universe, as well as Collectors Universe’s prospects and risks if we were to remain an independent company. In particular, the Collectors Universe Board considered our current business plan and management’s long-term financial plan as presented in November 2020 (and reflected in the Forecasts). The Collectors Universe Board weighed these plans and the potential opportunities they presented against, among other things: (1) the risks and uncertainties associated with achieving and executing on the business and operating plans in the short and long term, including whether recent favorable operating results reflected a benefit from the COVID-19 pandemic that may or may not be sustained on a permanent basis; (2) the impact of market, customer and competitive trends on Collectors Universe generally and specifically as it related to factors such as the COVID-19 pandemic and the relatively narrow focus of our business; and (3) the general risks related to market conditions that could reduce the price of the Shares. Among the potential risks identified by the Collectors Universe Board were:

○	Collectors Universe’s competitive positioning and prospects as a standalone company. Included among these risks were consideration of Collectors Universe’s relatively small size, its limited strategic and financial resources, and the substantial risks to achieving its long-term operating plan.

○	The continued uncertainty about the impact of the COVID-19 pandemic on Collectors Universe and its customers, and the possibility that current business conditions might not continue and could get worse.

○	The present strength of demand for our card grading and authentication services. In 2020, we have experienced increased interest in collectibles, and our card grading and authentication services have benefited from this interest. In the opinion of the Collectors Universe Board, it is uncertain how long the increased demand for our services will continue. In that regard, the Collectors Universe Board noted that submissions for our card grading and authentication services are driven by the values realized (or realizable) in the collectibles market, and we have no control over those values.

31

●	Certainty of Value. The consideration to be received by Collectors Universe stockholders in the Offer and the Merger consists entirely of cash, which provides certainty of value measured against the ongoing business and financial execution risks cited above. The receipt of cash consideration eliminates uncertainty and risk for our stockholders related to the continued execution of our business. The Collector Universe Board noted that our stock price could be impacted significantly if we failed to meet investor expectations. The Collectors Universe Board also considered that (1) the Transactions were not subject to any financing condition and (2) the terms of the Equity Commitment Letters (along with Collectors Universe’s right to seek specific performance of the Merger Agreement) provided substantial assurance of a successful closing.

●	Lack of Liquidity of the Shares. The modest trading volumes and consequent relative lack of liquidity for the Shares. In this regard, the Collectors Universe Board was aware that this lack of liquidity makes it difficult at times for investors to sell their Shares on the open market without adversely affecting current prices. The Offer and the Merger provide for immediate liquidity to stockholders.

●	Best Value Reasonably Obtainable. The belief of the Collectors Universe Board that the Offer Price represents the best value reasonably obtainable for the Shares, taking into account the Collectors Universe Board’s familiarity with the business, operations, prospects, business strategy, assets, liabilities and general financial condition of Collectors Universe on a historical and prospective basis and that, measured against the longer-term execution risks noted above, the offer price reflects a fair and favorable price for the Shares. The Collectors Universe Board also considered that the Offer Price constitutes (1) almost 2.8 times the closing price of $27.18 on the day before the filing of Alta Fox’s Schedule 13D and (2) a premium of 15.2 percent to the volume-weighted average price for the 30 trading days prior to the announcement of the Transactions (which volume-weighted average price was $65.33).

●	Third-Party Alternatives to Parent’s Offer. The Collectors Universe Board determined that it was not reasonably likely that any other party would offer a price that was more attractive than that proposed by the Investor Group based on: (1) our experience in the strategic review that took place in 2016; (2) our discussions with Party A and Party B in 2019; (3) our discussions with Party C that culminated in Party C withdrawing its $33.00 per Share offer in January 2020 over concerns regarding business opportunities and valuation; (4) Party D’s decision to withdraw from considering an acquisition due to valuation concerns; (5) the decision by certain prospective members of the Investor Group over the course of negotiations relating to the Transactions to withdraw based on valuation concerns; and (6) the absence of any contact from third parties regarding an acquisition following the filing of Alta Fox’s Schedule 13D (other than Party D, Party E and the Investor Group).

●	Fairness Opinion of Houlihan Lokey. The financial analysis reviewed by Houlihan Lokey with the Collectors Universe Board as well as the oral opinion of Houlihan Lokey rendered to the Collectors Universe Board on November 30, 2020 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Collectors Universe Board dated November 30, 2020) to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its written opinion, the Offer Price to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view. The opinion is more fully described in the section of this Schedule 14D-9 captioned “—Opinion of Houlihan Lokey Capital, Inc.”

32

●	Potential Strategic Alternatives. The (1) possible alternatives to the Transactions, including the possibility of continuing to operate Collectors Universe as an independent entity or pursuing a different transaction, and the desirability and perceived risks of those alternatives; (2) potential benefits to our stockholders of those alternatives and the timing and likelihood of effecting such alternatives; and (3) Collectors Universe Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for us to create greater value for our stockholders, taking into account the execution risks described above as well as business, competitive, financial, industry, legal, market and regulatory risks. The Collectors Universe Board noted that efforts to expand into new business lines (either organically or through acquisitions) could impact our quarterly earnings, which could impact our stock price.

●	Negotiations with Parent and Terms of the Merger Agreement. The terms of the Merger Agreement, which was the product of arms’-length negotiations, and the belief of the Collectors Universe Board that the Merger Agreement contained terms that provided Collectors Universe with a high level of closing certainty. The factors considered include:

○	Our ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding acquisition proposals.

○	The Collectors Universe Board’s view that the terms of the Merger Agreement would be unlikely to deter third parties from making a superior proposal.

○	The Collectors Universe Board’s ability, under certain circumstances, to withdraw or modify its recommendation that Collectors Universe stockholders tender their Shares pursuant to the Offer.

○	The Collectors Universe Board’s ability, under certain circumstances, to terminate the Merger Agreement to enter into an alternative acquisition agreement. In that regard, the Collectors Universe Board believed that the termination fee of $22,741,818 payable by Collectors Universe in such instance was reasonable, consistent with or below similar fees payable in comparable transactions, and not preclusive of other offers.

○	The limited conditions to Parent’s and Purchaser’s obligation to consummate the Transactions, making the Transactions reasonably likely to be consummated.

○	The reverse termination fee of $43,734,265 payable by Parent in certain circumstances and the other remedies available to Collectors Universe under the Merger Agreement and the Limited Guarantees guaranteeing payment of the reverse termination fee.

○	The consummation of the Transactions not being subject to a financing condition.

○	Our ability, under certain circumstances, to cause Purchaser to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates.

○	The fact that the Equity Commitment Letters cover the entire consideration to complete the Offer and the Merger, and we have the right to specific performance to cause the Equity Financing contemplated by the Equity Commitment Letters to be funded, as well as the right to specifically enforce Parent’s obligation to consummate the Transactions and to cause the equity financing sources to fund their contributions pursuant to the Equity Commitment Letters.

33

○	Our ability to seek specific performance of Parent and Purchaser’s obligations under the Merger Agreement, thereby ensuring that Collectors Universe has an appropriate remedy if in the event Parent and Purchaser were to decline to comply with their obligations under the Merger Agreement.

●	Speed and Likelihood of Completion. The anticipated timing of the consummation of the Transactions, including structuring the first step of the Transactions as a cash tender offer. The potential for closing in a relatively short time frame would also reduce the amount of time in which our business would be subject to the potential uncertainty of closing and related disruption.

●	Business Reputation of the Investor Group; Terms of the Equity Commitment Letters. The business reputation and financial resources of Turner, D1 and Cohen. The Collectors Universe Board believed that these factors, together with the Equity Commitment Letters from D1 Master Fund and CPV, supported the conclusion that a transaction with Purchaser could be completed quickly and in an orderly manner.

●	Appraisal Rights. The availability of statutory appraisal rights to holders of Shares who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

In recommending that Collectors Universe stockholders tender their Shares pursuant to the Offer, the Collectors Universe Board also considered a number of uncertainties and risks and other potentially negative factors, including the following (which factors are not necessarily presented in order of relative importance):

●	No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as cash transactions means that our stockholders will not participate in our future earnings or growth and will not benefit from any appreciation in value of the Surviving Corporation. The Collectors Universe Board also considered the other potential alternative strategies available to Collectors Universe, which, despite significant uncertainty, had the potential to result in a more successful and valuable company.

●	No-Shop Restrictions. The fact that the Merger Agreement restricts Collectors Universe’s ability to solicit competing proposals (subject to certain exceptions to allow the Collectors Universe Board to exercise its fiduciary duties and to accept a superior proposal) upon the payment of the termination fee of $22,741,818.

●	Risk Associated with Failure to Consummate the Transactions. The possibility that the Transactions might not be consummated, and if they are not consummated, that: (1) our directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions; (2) we will have incurred significant transaction and other costs; (3) our continuing business relationships with customers, business partners and employees may be adversely affected; (4) the trading price of the Shares could be adversely affected; (5) the reverse termination fee of $43,734,265 payable by Parent to Collectors Universe will not be available in all instances in which the Merger Agreement is terminated and such reverse termination fee may not be sufficient to compensate Collectors Universe for the damage suffered by its business as a result of the pendency of the Transactions or of the strategic initiatives forgone by Collectors Universe during this period; (6) the other contractual and legal remedies available to Collectors Universe in the event of termination of the Merger Agreement may be insufficient, costly to pursue or both; (7) the potential adverse perception of the market on our prospects; and (8) the termination fee of $22,741,818 may become payable by Collectors Universe to Parent upon termination of the Merger Agreement under specified circumstances.

34

●	Interim Restrictions on Collectors Universe’s Business Pending the Completion of the Transactions. The restrictions on the conduct of Collectors Universe’s business prior to the consummation of the Transactions, which may delay or prevent us from undertaking strategic initiatives before the completion of the Transactions and that, absent the Merger Agreement, we might have pursued. The Collectors Universe Board also considered the restrictions on soliciting other acquisition proposals prior to the consummation of the Transactions.

●	Effects of the Announcement of the Transactions. The effect of the public announcement of the Transactions, including the: (1) effects on our employees, customers, operating results and stock price; (2) impact on our ability to attract and retain key management, sales and marketing and technical personnel; and (3) potential for litigation in connection with the Transactions.

●	Termination Fee Payable by Collectors Universe. The requirement that Collectors Universe pay Parent a termination fee under certain circumstances following termination of the Merger Agreement, including if the Collectors Universe Board terminates the Merger Agreement to accept a superior proposal. The Collectors Universe Board considered the potentially discouraging impact that this termination fee could have on a third party’s interest in making a competing proposal to acquire Collectors Universe.

●	Taxable Consideration. The receipt of cash in exchange for Shares pursuant to the Transactions will be a taxable transaction for U.S. federal income tax purposes for many Collectors Universe stockholders.

●	Interests of Collectors Universe’s Directors and Executive Officers. Our directors and executive officers may have interests in the Transactions that are different from, or in addition to, those of our other stockholders.

This discussion is not meant to be exhaustive. That is, it summarizes the material reasons and factors considered by the Collectors Universe Board in its consideration of the Transactions. After considering these and other factors, the Collectors Universe Board concluded that the potential benefits of entering into the Merger Agreement outweighed the uncertainties and risks. In light of the variety of factors considered by the Collectors Universe Board and the complexity of these factors, the Collectors Universe Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Collectors Universe Board applied his or her own personal business judgment to the process and may have assigned different relative weights to the different factors. The Collectors Universe Board adopted and approved the Merger Agreement and the Transactions, and recommended that Collectors Universe stockholders tender their Shares pursuant to the Offer, based upon the totality of the information presented to, and considered by, the Collectors Universe Board.

Intent to Tender

To Collectors Universe’s knowledge, after making reasonable inquiry, all of Collectors Universe’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the Expiration Date (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

35

Projected Financial Information

Other than in connection with its regular earnings press releases and related investor materials, Collectors Universe does not, as a matter of course, make public projections as to its future financial performance, due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, Collectors Universe management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.

In connection with Collectors Universe’s strategic planning process, Collectors Universe management prepared and provided to the Collectors Universe Board various forward-looking financial information for fiscal years 2021 through 2025. This forward-looking information is collectively referred to as the “Forecasts.” The Forecasts were used by Houlihan Lokey in connection with its opinion to the Collectors Universe Board and related financial analyses. A summary of the Forecasts is set forth below. The Forecasts were not provided to the Investor Group or their affiliates.

The Forecasts were used, at the direction of the Collectors Universe Board, to calculate cash flows for fiscal years 2021 through 2025 for purposes of Houlihan Lokey’s discounted free cash flow analysis (as described in more detail in the section of this Schedule 14D-9 captioned “—Opinion of Houlihan Lokey Capital, Inc.”). At Collectors Universe’s direction, Houlihan Lokey relied on the accuracy and completeness of the Forecasts utilized in its financial analyses and advice to the Collectors Universe Board and the assurances of the Collectors Universe management that it was not aware of any facts or circumstances that would make such information inaccurate or misleading.

The Forecasts were developed by Collectors Universe management without giving effect to the Transactions or to any changes to Collectors Universe’s operations or strategy that may be implemented after the consummation of the Transactions. The Forecasts also do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context.

The Forecasts were not prepared with a view toward public disclosure or complying with accounting principles generally accepted in the United States (which we refer to as “GAAP”). In addition, the Forecasts were not prepared with a view toward complying with the guidelines established by the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information.

The Forecasts were prepared by, and are the responsibility of, Collectors Universe management. In the opinion of Collectors Universe management, the Forecasts (1) were prepared on a reasonable basis; (2) reflected the best currently available estimates and judgments; and (3) presented, to Collectors Universe management’s knowledge, the expected future financial performance of Collectors Universe within the parameters and under the assumptions specified in preparing the Forecasts. Because the Forecasts reflect estimates and judgments, they are susceptible to sensitivities and assumptions, as well as multiple interpretations based on actual experience and business developments. The Forecasts also cover multiple years, and such information by its nature becomes less predictive with each succeeding year. The Forecasts cannot be considered a guarantee of future operating results and should not be relied on as such.

36

Neither our independent registered public accounting firm nor any other independent accountants have (1) compiled, reviewed, audited, examined or performed any procedures with respect to the Forecasts; (2) expressed any opinion or any other form of assurance on such information or the achievability of the Forecasts; or (3) assumed any responsibility for the Forecasts. Our independent registered public accounting firm disclaims any association with the Forecasts.

The Forecasts are forward-looking statements. Although the Forecasts are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events made by Collectors Universe management that Collectors Universe management believed were reasonable at the time that the Forecasts were prepared, taking into account the relevant information available to Collectors Universe management at that time. However, the Forecasts are not fact and should not be relied upon as being necessarily indicative of future results. The Forecasts will be affected by our ability to achieve our strategic goals, objectives and targets over the applicable periods. The Forecasts reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and cause the Forecasts not to be achieved include, among others, (1) general economic conditions (including the impact of COVID-19); (2) the accuracy of certain accounting assumptions; (3) changes in actual or projected cash flows; (4) competitive pressures; and (5) changes in tax laws. Additional factors that may impact us are our business can be found in the various risk factors included in our periodic filings with the SEC. All of these factors are difficult to predict, and many of them are outside of our control. As a result, there can be no assurance that the Forecasts will be realized, and actual results may be materially better or worse than those contained in the Forecasts. The Forecasts may differ from publicized analyst estimates and forecasts and do not consider any events or circumstances after the date that they were prepared, including the announcement of the entry into the Merger Agreement. You should evaluate the Forecasts, if at all, in conjunction with the historical financial statements and other information regarding Collectors Universe contained in its public filings with the SEC. Except to the extent required by applicable federal securities laws, Collectors Universe does not intend to update or otherwise revise the Forecasts to reflect circumstances existing after the date that they were made or to reflect the occurrence of future events, even if any or all of the assumptions underlying the Forecasts are shown to be in error or no longer appropriate.

Certain of the financial measures included in the Forecasts are “non-GAAP financial measures.” These are financial performance measures that are not calculated in accordance with GAAP. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

Financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the Forecasts, are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the Forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Collectors Universe Board or Houlihan Lokey. Accordingly, no reconciliation of the financial measures included in the Forecasts is provided in this Schedule 14D-9.

37

By including the Forecasts in this Schedule 14D-9, neither Collectors Universe nor any of its representatives has made or makes any representation to any person regarding our ultimate performance as compared to the information contained in the Forecasts. The inclusion of the Forecasts should not be regarded as an indication that the Collectors Universe Board or Collectors Universe or any other recipient of the Forecasts considered, or now considers, the Forecasts to be predictive of actual future results. Further, the inclusion of the Forecasts in this Schedule 14D-9 does not constitute an admission or representation by Collectors Universe that the information presented is material. The Forecasts are included in this Schedule 14D-9 solely to give our stockholders access to the information that was made available to the Collectors Universe Board and Houlihan Lokey. The Forecasts are not included in this Schedule 14D-9 in order to influence any Collectors Universe stockholder to make any investment decision with respect to the Offer or the Merger, including whether or not to seek appraisal rights with respect to their Shares or tender their Shares to Purchaser pursuant to the Offer.

Our stockholders are cautioned not to rely on the Forecasts, as we may not achieve the Forecasts whether or not the Offer or the Merger is completed.

Forecasts

The following table summarizes the Forecasts for fiscal years 2021 through 2025.

	Fiscal year ended June 30,
(Dollars in millions)(1)	2021E	2022E	2023E	2024E	2025E
Total revenue	$134.4	$172.6	$194.9	$220.5	$250.1
Cost of services	$(53.3)	$(70.0)	$(79.2)	$(89.8)	$(101.9)
Selling and marketing	$(10.3)	$(15.7)	$(17.5)	$(19.6)	$(22.1)
General and administrative(2)	$(30.6)	$(37.8)	$(42.3)	$(47.1)	$(52.4)
Total adjustments	$2.2	$0.0	$0.0	$0.0	$0.0
Depreciation and amortization	$3.7	$3.3	$3.1	$3.2	$2.9
Adjusted EBITDA(3)	$46.1	$52.4	$59.0	$67.3	$76.6
Depreciation and amortization	$(3.7)	$(3.3)	$(3.1)	$(3.2)	$(2.9)
Adjusted EBIT(4)	$42.4	$49.1	$55.9	$64.0	$73.7
Taxes	$(11.0)	$(12.8)	$(14.5)	$(16.6)	$(19.2)
Unlevered earnings	$31.4	$36.3	$41.4	$47.4	$54.6
Depreciation and amortization	$3.7	$3.3	$3.1	$3.2	$2.9
Capital expenditures	$(4.3)	$(1.5)	$(1.5)	$(1.0)	$(1.0)
Change in net working capital	$1.4	$0.1	$0.2	$0.2	$1.1
Unlevered free cash flow(5)	$32.1	$38.3	$43.2	$49.8	$57.6

 (1) Totals may not foot due to rounding.

(2) Inclusive of projected stock-based compensation expense.

(3) Adjusted EBITDA is defined as Collectors Universe’s earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring items.

(4) Adjusted EBIT is defined as Collectors Universe’s earnings before interest and taxes, adjusted for certain non-recurring items.

(5) Unlevered free cash flow is defined as Adjusted EBITDA less (1) taxes, (2) capital expenditures and (3) change in net working capital. Unlevered free cash flow for the 7-month stub period ended June 30, 2021, was calculated as $18.8 million.

38

Opinion of Houlihan Lokey Capital, Inc.

On November 30, 2020, Houlihan Lokey verbally rendered its opinion to the Collectors Universe Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Collectors Universe Board dated November 30, 2020) to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its written opinion, the Offer Price to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view.

Houlihan Lokey’s opinion was directed to the Collectors Universe Board (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger pursuant to the Merger Agreement, and did not address any other aspect or implication of the Offer and the Merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this Schedule 14D-9 and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, advice or a recommendation to the Collectors Universe Board, any security holder of Collectors Universe or any other person as to whether or not any holder of Shares should tender such Shares pursuant to the Offer or how to act or vote with respect to any matter relating to the Offer and the Merger.

In arriving at its opinion, Houlihan Lokey, among other things:

●	reviewed a draft dated November 30, 2020 of the Merger Agreement;

●	reviewed certain publicly available business and financial information relating to Collectors Universe that Houlihan Lokey deemed to be relevant;

●	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Collectors Universe made available to Houlihan Lokey by Collectors Universe, including financial projections (and adjustments thereto) prepared by the management of Collectors Universe relating to Collectors Universe for the fiscal years ending 2021 through 2025 (for purposes of this section, the “Collectors Universe Forecasts”; for further information regarding the Collectors Universe Forecasts, see the section of this Schedule 14D-9 captioned “—Projected Financial Information”);

●	spoke with certain members of Collectors Universe management and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of Collectors Universe, the Offer and the Merger and related matters;

●	compared the financial and operating performance of Collectors Universe with that of other public companies that Houlihan Lokey deemed to be relevant;

●	considered publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

●	reviewed the current and historical market prices and trading volume for certain of Collectors Universe’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

●	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

39

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, Collectors Universe management advised Houlihan Lokey, and Houlihan Lokey assumed, that the Collectors Universe Forecasts reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Collectors Universe and the other matters covered thereby, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Collectors Universe since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein were true and correct, (b) each party to the Merger Agreement and other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Offer and the Merger would be satisfied without waiver thereof, and (d) the Offer and the Merger would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (1) the Offer and the Merger would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (2) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Offer and the Merger or Collectors Universe that would be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the draft of the Merger Agreement identified above.

Furthermore, in connection with Houlihan Lokey’s opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Collectors Universe or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Collectors Universe was or may be a party or was or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Collectors Universe was or may be a party or was or may be subject.

40

Houlihan Lokey was not requested to, and did not, solicit indications of interest from, third parties with respect to the Offer and the Merger, the securities, assets, business or operations of Collectors Universe or any other party, other than from two parties that had previously approached Collectors Universe regarding their interest in acquiring Collectors Universe. Houlihan Lokey was not requested to, and did not, advise the Collectors Universe Board or any other party with respect to alternatives to the Offer and the Merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date thereof. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date thereof.

Houlihan Lokey’s opinion was furnished for the use of the Collectors Universe Board (in its capacity as such) in connection with its evaluation of the Offer and the Merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion was not intended to be, and did not constitute, a recommendation to the Collectors Universe Board, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender shares in connection with, the Offer and the Merger or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Collectors Universe Board, Collectors Universe, its security holders or any other party to proceed with or effect the Offer and the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Offer and the Merger or otherwise (other than the Offer Price to the extent expressly specified therein), (iii) the fairness of any portion or aspect of the Offer and the Merger to the holders of any class of securities, creditors or other constituencies of Collectors Universe, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the Offer and the Merger as compared to any alternative business strategies or transactions that might be available for Collectors Universe or any other party, (v) the fairness of any portion or aspect of the Offer and the Merger to any one class or group of Collectors Universe’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Collectors Universe’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Collectors Universe, its security holders or any other party is receiving or paying reasonably equivalent value in the Offer and the Merger, (vii) the solvency, creditworthiness or fair value of Collectors Universe, Parent or any other participant in the Offer and the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Offer and the Merger, any class of such persons or any other party, relative to the Offer Price or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, tax or other similar professional advice. It was assumed that such opinions, counsel or interpretations were or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Collectors Universe Board, on the assessments by the Collectors Universe Board, and its advisors, as to all legal, regulatory, accounting, tax and other similar matters with respect to Collectors Universe and the Offer and the Merger or otherwise. The issuance of Houlihan Lokey’s opinion was approved by a committee authorized to approve opinions of this nature.

41

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Collectors Universe or the proposed Offer and the Merger and an evaluation of the results of those analyses is not entirely mathematical. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. The estimates contained in the Collectors Universe Forecasts and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Collectors Universe. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Collectors Universe Board in evaluating the proposed Offer and the Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Offer Price or of the views of the Collectors Universe Board or management with respect to the Offer and the Merger or the Offer Price. Under the terms of its engagement by Collectors Universe, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the proposed Offer and the Merger or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the Collectors Universe Board, Collectors Universe, Parent and its affiliates, any security holder or creditor of Collectors Universe, Parent and its affiliates or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the Offer and the Merger were determined through negotiation between Collectors Universe and Parent, and the decision to enter into the Merger Agreement was solely that of the Collectors Universe Board.

Financial Analyses

In preparing its opinion to the Collectors Universe Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

42

Houlihan Lokey’s analyses were necessarily based on business, financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of Houlihan Lokey’s opinion. There is significant uncertainty as to the potential direct and indirect business, financial, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal and monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively referred to as the “Pandemic Effects”), and the Pandemic Effects could have a material impact on Houlihan Lokey’s analyses.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Collectors Universe Board on November 30, 2020. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial and operating metrics, including:

●	Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

●	Equity Market Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company).

●	Adjusted EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, adjusted for certain non-recurring items.

Unless the context indicates otherwise, enterprise values and equity market values used in the selected companies analysis described below were calculated using the closing price of the Shares and the common stock of the selected companies listed below as of November 27, 2020, the last trading day before the date of the announcement of the signing of the Merger Agreement, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the announced transaction equity price and other public information available at the time of the announcement. The estimates of the future financial and operating performance of Collectors Universe relied upon for the financial analyses described below were based on the Collectors Universe Forecasts. The estimates of the future financial and operating performance of the selected companies listed below were based on certain publicly available research analyst estimates for those companies. Data for the selected companies may not reflect the potential impact of the Pandemic Effects. The number of fully diluted Shares outstanding was provided by Collectors Universe management.

43

Selected Companies Analysis. Houlihan Lokey reviewed certain data for selected companies with publicly traded equity securities that, based on its professional judgment and experience, Houlihan Lokey deemed relevant with respect to its analysis of Collectors Universe.

The financial data reviewed included:

●	Enterprise value as a multiple of latest twelve months (referred to as “LTM”) Adjusted EBITDA; and

●	Enterprise value as a multiple of estimated fiscal year 2021 Adjusted EBITDA.

The selected companies included the following:

●	CBIZ, Inc.

●	CRA International, Inc.

●	Emerald Holding, Inc.

●	Enthusiast Gaming Holdings Inc.

●	Forrester Research, Inc.

●	Huron Consulting Group Inc.

●	ICF International, Inc.

●	Nielsen Holdings plc

●	Real Matters Inc.

●	Stewart Information Services Corporation; and

●	Value Line, Inc.

The resulting data were as follows:

Enterprise Value Multiples

Financial Metric	Low	High	Median	Mean
LTM Adjusted EBITDA	5.9x	23.3x	12.7x	12.9x
FY 2021E Adjusted EBITDA	6.6x	17.1x	11.8x	11.4x

Taking into account the results of the selected companies analysis, Houlihan Lokey applied the selected multiple ranges set forth in the table below to corresponding financial data for Collectors Universe, based on the Collectors Universe Forecasts, to calculate an implied enterprise value reference range. Houlihan Lokey then subtracted total debt and added cash and cash equivalents (pro forma for disbursements related to previously incurred advisory and professional fees), each as of October 30, 2020, to derive an implied equity value reference range. The figures in the implied equity value reference range were then divided by the number of fully diluted Shares outstanding to calculate a reference range of implied values per Share. The selected companies analysis indicated the implied per share equity value reference ranges set forth in the table below, as compared to the proposed Offer Price in the Offer and the Merger of $75.25 per share.

44

Financial Metric	Selected Multiples Range	Implied Per Share Equity Value Reference Range
LTM Adjusted EBITDA	20.0x - 24.0x	$56.53 - $67.05
FY 2021E Adjusted EBITDA	11.0x - 13.0x	$58.45 - $68.36

Selected Transactions Analysis. Houlihan Lokey considered certain financial terms of certain transactions involving target companies that, based on its professional judgment and experience, Houlihan Lokey deemed relevant to its analysis of Collectors Universe.

The financial data reviewed included:

●	Transaction value as a multiple of LTM Adjusted EBITDA.

The selected transactions included the following:

Date Announced	Target	Acquiror
10/15/2019	Murgitroyd Group PLC	Sovereign Capital Partners LLP
8/2/2019	Navigant Consulting, Inc.	Guidehouse LLP, a portfolio company of Veritas Capital
7/12/2019	The Kantar Group Limited	Bain Capital Private Equity, LP
6/17/2019	Sotheby’s	BidFair USA, an entity wholly owned by Patrick Drahi and Family
11/27/2018	SiriusDecisions, Inc.	Forrester Research, Inc.
10/31/2018	Intersections Inc.	Buyer consortium of affiliates of: General Catalyst Partners, WndrCo Holdings, LLC and iSubscribed Inc.
9/25/2018	XO Group Inc.	WeddingWire, Inc.
8/8/2018	Dun & Bradstreet Holdings, Inc.	Buyer consortium of affiliates of: Thomas H. Lee Partners, L.P., CC Capital and Cannae Holdings, Inc.
6/25/2018	DFLT and TAS Businesses of Navigant Consulting, Inc.	Ankura Consulting Group, LLC
2/15/2018	RELX NV	RELX PLC

The resulting data were as follows:

Transaction Value Multiples

Financial Metric	Low	High	Median	Mean
Transaction Value to LTM Adjusted EBITDA	8.2x	23.4x	14.3x	14.7x

45

Taking into account the results of the selected transactions analysis, Houlihan Lokey applied a selected multiple range of 20.0x to 24.0x to Collectors Universe’s LTM Adjusted EBITDA as of October 30, 2020, to calculate an implied enterprise value reference range. Houlihan Lokey then subtracted total debt and added cash and cash equivalents (pro forma for disbursements related to previously incurred advisory and professional fees), each as of October 30, 2020, to derive an implied equity value reference range. The figures in the implied equity value reference range were then divided by the number of fully diluted Shares outstanding to calculate a reference range of implied equity values per Share. The selected transactions analysis indicated an implied per share equity value reference range set forth in the table below, as compared to the proposed Offer Price in the Offer and the Merger of $75.25 per share.

Financial Metric	Selected Multiples Range	Implied Per Share Equity Value Reference Range
Transaction Value to LTM Adjusted EBITDA	20.0x - 24.0x	$56.53 - $67.05

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of Collectors Universe by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of Collectors Universe and the estimated net present value of the terminal value of Collectors Universe, based on the Collectors Universe Forecasts. Taking into account the results of the selected companies analysis summarized above, Houlihan Lokey calculated terminal values for Collectors Universe by applying a range of terminal value Adjusted EBITDA multiples of 10.0x to 12.0x to Collectors Universe’s estimated fiscal year 2025 Adjusted EBITDA. The net present values of Collectors Universe’s projected future cash flows and terminal values were then calculated using discount rates ranging from 9.0% to 11.0%, which were based on an estimate of Collectors Universe’s weighted average cost of capital, to determine an implied enterprise value reference range. Houlihan Lokey then subtracted total debt and added cash and cash equivalents (pro forma for disbursements related to previously incurred advisory and professional fees), each as of October 30, 2020, to derive an implied equity value reference range. The figures in the implied equity value reference range were then divided by the number of fully diluted Shares outstanding to calculate a reference range of implied per share equity values of the Shares. The discounted cash flow analysis indicated an implied per share equity value reference range set forth in the table below, as compared to the proposed Offer Price in the Offer and the Merger of $75.25 per share.

Discounted Cash Flow Analysis

Selected Terminal Value Multiples Range	Selected Discount Rate Range	Implied Per Share Equity Value Reference Range
10.0x - 12.0x	9.0% - 11.0%	$68.23 - $84.21

46

Other Information

Houlihan Lokey observed certain additional information that was not considered part of its financial analysis for its opinion but was noted for informational purposes, including, among other things, the 90-day intraday trading range, the closing price, and the volume weighted average price (referred to as “VWAP”), of the Shares, each as of November 27, 2020, for the time periods set forth in the table below:

Information	Share Price	Implied Premium of Offer Price
90-day intraday trading range	$41.89 - $76.86
1-day closing price	$72.55	3.7%
30-day VWAP	$65.33	15.2%
3-month VWAP	$57.15	31.7%
6-month VWAP	$46.42	62.1%
1-year VWAP	$37.28	101.8%

Miscellaneous

Houlihan Lokey was engaged by Collectors Universe to act as its financial advisor in connection with the Offer and the Merger and provide financial advisory services, including an opinion to the Collectors Universe Board as to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger pursuant to the Merger Agreement. Collectors Universe engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by Collectors Universe, Houlihan Lokey is entitled to an aggregate fee based upon a percentage of the transaction value of the Offer and the Merger of approximately $9.1 million for its services, a portion of which became payable upon the delivery of Houlihan Lokey’s opinion, and a substantial portion of which will become payable contingent upon the consummation of the Offer and the Merger. Collectors Universe has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement. During the two years prior to the date of Houlihan Lokey’s opinion, Houlihan Lokey and its affiliates have received aggregate fees from Collectors Universe of approximately $1 million for financial advisory and/or other financial or consulting services.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Collectors Universe, Parent and/or certain of its affiliates, or any other party that may be involved in the Offer and the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Offer and the Merger.

47

Houlihan Lokey and/or certain of its affiliates (i) have in the past provided and are currently providing financial advisory and/or other financial or consulting services to D1 Capital Partners L.P., an affiliate of Parent, or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, D1 Capital Partners L.P. (referred to collectively with D1 Capital Partners L.P., the “D1 Group”), for which Houlihan Lokey and/or its affiliates have received, and may receive, compensation, and (ii) have in the past provided financial advisory and/or other financial or consulting services to an affiliate of Cohen Private Ventures, an affiliate of Parent and CPV (referred to as “Cohen Private Ventures”), for which Houlihan Lokey and/or its affiliates have received compensation. During the two years prior to the date of Houlihan Lokey’s opinion, Houlihan Lokey and its affiliates have received aggregate fees from the D1 Group of less than $500,000 for financial advisory and/or other financial or consulting services. During the two years prior to the date of Houlihan Lokey’s opinion, Houlihan Lokey and its affiliates have received aggregate fees from Cohen Private Ventures of approximately $40,000 for financial advisory and/or other financial or consulting services. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Collectors Universe, members of the D1 Group, Cohen Private Ventures, other participants in the Offer and the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of its and their respective employees may have committed to invest in private equity or other investment funds managed or advised by D1 Capital Partners L.P., Cohen Private Ventures, other participants in the Offer and the Merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the members of the D1 Group, Cohen Private Ventures, other participants in the Offer and the Merger or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Collectors Universe, Parent, members of the D1 Group, Cohen Private Ventures, other participants in the Offer and the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

48

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

Information pertaining to the retention of Houlihan Lokey is found under the section of this Schedule 14D-9 captioned “Item 4. The Solicitation or Recommendation—Opinion of Houlihan Lokey Capital, Inc.” and is incorporated by reference.

Except as set forth above, neither Collectors Universe nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to Collectors Universe stockholders on Collectors Universe’s behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by Collectors Universe or, to Collectors Universe’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals

Subject Company Negotiations

Except as indicated in this Schedule 14D-9, Collectors Universe is not undertaking or engaging in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Collectors Universe’s securities by Collectors Universe, Collectors Universe’s subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Collectors Universe or Collectors Universe’s subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Collectors Universe or any subsidiary of Collectors Universe; or (4) a material change in the present dividend rate or policy, indebtedness or capitalization of Collectors Universe.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Collectors Universe Board, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

49

Item 8. Additional Information

Golden Parachute Compensation

See the section of this Schedule 14D-9 captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation.”

Conditions to the Offer

The information set forth in Section 15 “Conditions of the Offer” in the Offer to Purchase is incorporated in this Schedule 14D-9 by reference.

Regulatory Approvals

The Offer is conditioned on the HSR Condition, which requires the expiration or termination of the applicable waiting period under the HSR Act. To satisfy the HSR Condition, the parties must make pre-merger notification filings with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (“Antitrust Division”).

Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and FTC in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the agencies grant “early termination.” In addition, this period (1) may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form; or (2) may be extended if the reviewing agency issues a request for additional information and documentary material, which is referred to as a “Second Request,” in which case the waiting period expires 10 days after the date when Purchaser’s ultimate parent entity has substantially complied with the Second Request. The purchase of the Shares pursuant to the Offer is subject to such requirements. The Merger Agreement provides that Purchaser, on the one hand, and Collectors Universe, on the other hand, will file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer promptly, and no later than 10 business days after the date of the Merger Agreement, and the required waiting period with respect to the Offer will expire at 11:59 p.m., New York time, 15 calendar days after Purchaser’s ultimate parent entity has filed a Notification and Report Form with the Antitrust Division and FTC, and Collectors Universe’s ultimate parent entity has submitted such filing within 10 days of Purchaser’s filing (if the 15th day falls on a weekend or federal holiday, the waiting period will expire at 11:59 p.m., New York time, on the next business day), unless earlier terminated by the FTC and the Antitrust Division or extended by a Second Request prior to that time. Each of Purchaser and Collectors Universe submitted a Premerger Notification and Report Form on December 11, 2020. Parent has requested early termination of the waiting period under the HSR Act; if such early termination is not granted, the 15-day waiting period will expire at 11:59 p.m., New York time, on December 28, 2020.

The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent, Purchaser and/or Collectors Universe. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. Collectors Universe does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

50

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not tendered their Shares in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL may be entitled to appraisal for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex A. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary is for informational purposes only with respect to the alternatives of the Collectors Universe stockholders if the Merger is consummated, and does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex A, particularly the procedural steps required to properly demand appraisal and perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation of the merger within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex A carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

51

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who have validly tendered (and not validly withdrawn) their Shares pursuant to the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price for such Shares, subject to the satisfaction or waiver of the conditions of the Offer and Purchaser’s acceptance for purchase of such validly tendered (and not validly withdrawn) Shares.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex A.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer; (2) are entitled to appraisal rights under Section 262 of the DGCL; (3) follow the procedures set forth in Section 262 of the DGCL; and (4) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights may be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price (or the merger consideration, which is equivalent to the Offer Price).

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

●	within the later of the consummation of the Offer, which shall occur on the date on which acceptance of Shares occurs, which shall be January 19, 2021 (unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement), and 20 days after the giving of this Schedule 14D-9 (which date was December 17, 2020), deliver to Collectors Universe a written demand for appraisal of Shares held, which demand must reasonably inform Collectors Universe of the identity of the stockholder and that the stockholder is demanding appraisal;

●	not tender such Shares in the Offer; and

●	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

Collectors Universe, Inc.
1610 E. Saint Andrew Place
Santa Ana, CA 92705
Attention: Corporate Secretary

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex A. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver Share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262 of the DGCL. Rather, a separate written demand for appraisal must be properly executed and delivered to Collectors Universe as described herein and in accordance with Section 262 of the DGCL.

52

As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 of the DGCL will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by the record holder of Shares. We request that the demand be executed fully and correctly by such holder as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of Collectors Universe). If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, guardian, attorney-in-fact, or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co. or The Depository Trust Company, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited. As required by Section 262 of the DGCL, a demand for appraisal must reasonably inform the company of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends to demand appraisal of such Shares.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within one hundred and 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that one hundred and 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Collectors Universe (or the Surviving Corporation) is under no obligation to, and has no present intention to, file a petition and holders should not assume that Collectors Universe will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

53

Within one hundred and 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Delaware Court of Chancery (which we refer to as the “Delaware Register in Chancery”) a duly verified list (which we refer to as the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

The Delaware Court of Chancery will dismiss appraisal proceedings as to all stockholders who assert appraisal rights unless (1) the total number of Shares for which appraisal rights have been pursued and perfected exceeds one percent of the Shares as measured in accordance with subsection (g) of Section 262 of the DGCL or (2) the value of the Offer Price (or the merger consideration, which is equivalent to the Offer Price) in respect of the Shares for which appraisal rights have been pursued and perfected exceeds $1 million. We refer to these conditions as the “ownership thresholds.”

54

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal and that at least one of the ownership thresholds above has been satisfied in respect of the Collectors Universe stockholders seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5 percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, the Surviving Corporation has the right, at any time prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder seeking appraisal. If the Surviving Corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL, interest will accrue thereafter only on the sum of (1) the difference, if any, between the amount paid by the Surviving Corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court of Chancery and (2) interest accrued before such voluntary cash payment, unless paid at that time.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price (or the merger consideration, which is equivalent to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Collectors Universe believes that the Offer Price (or the merger consideration, which is equivalent to the Offer Price) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent, Purchaser nor Collectors Universe anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent, Purchaser and Collectors Universe reserve the rights to make the voluntary cash payment contemplated in subsection (h) of Section 262 of the DGCL and to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price (or the merger consideration, which is equivalent to the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

55

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

If no petition for appraisal is filed with the Delaware Court of Chancery within one hundred and twenty (120) days after the Effective Time, or if neither of the ownership thresholds is met, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Offer Price (or the merger consideration, which is equivalent to the Offer Price). Inasmuch as Collectors Universe has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Collectors Universe a written withdrawal of its demand for appraisal and acceptance of the merger consideration, which is equivalent to the Offer Price, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of Collectors Universe and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the merger consideration, which is equivalent to the Offer Price, therefor.

The foregoing summary of the rights of Collectors Universe’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Collectors Universe desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex A to this Schedule 14D-9.

56

Business Combination Statute

Section 203 of the DGCL generally prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15 percent or more of a corporation’s outstanding “voting stock” (as such term is defined in Section 203 of the DGCL)) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three (3) years following the time such person became an interested stockholder, unless:

●	before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held by (1) directors who are also officers and (2) employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange Offer); or

●	following the transaction in which such person became an interested stockholder, the business combination is (1) approved by the board of the corporation and (2) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3 percent, or 2/3, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Collectors Universe Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Stockholder Approval of the Merger Not Required

On November 30, 2020, the Collectors Universe Board (1) approved and declared it advisable, to enter into the Merger Agreement and consummate the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; (2) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of Collectors Universe and the holders of Shares (other than Excluded Shares that are not Dissenting Shares); (3) agreed to effect the Merger pursuant to Section 251(h) of the DGCL; and (4) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, subject to the terms and conditions set forth in the Merger Agreement.

Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any rollover stock, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

57

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Collectors Universe, please see (1) Collectors Universe’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, filed with the SEC on August 26, 2020; (2) Collectors Universe’s Quarterly Report on Form 10-Q for the three months ended September 30, 2020, filed with the SEC on November 2, 2020; and (3) all similar reports subsequently filed by Collectors Universe.

Cautionary Statements Regarding Forward-Looking Statements

This Schedule 14D-9, the documents to which we refer you in this Schedule 14D-9 and information included in oral statements or other written statements made or to be made by us or on our behalf contain “forward-looking statements” that do not directly or exclusively relate to historical facts, including, without limitation, statements relating to the completion of the Transactions. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “should,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast” and other words of similar import. Collectors Universe stockholders are cautioned that any forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks detailed in our filings with the SEC, including in our most recent filings on Forms 10-K and 10-Q, factors and matters described or incorporated by reference in this Schedule 14D-9, and the following factors:

●	the inability to complete the Transactions due to the failure of our stockholders to accept the Offer and tender their Shares to Purchaser pursuant to the Offer or the failure to satisfy the other conditions to the completion of the Offer and the Merger, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval;

●	the risk that the Merger Agreement may be terminated in circumstances that require us to pay a termination fee;

●	the outcome of any legal proceedings that may be instituted against us and others related to the Merger Agreement;

●	risks that the Transactions affect our ability to retain or recruit employees;

●	that, if the Transactions are completed, Collectors Universe stockholders will forgo the opportunity to realize the potential long-term value of the successful execution of Collectors Universe’s current strategy as an independent company;

●	the possibility that Collectors Universe could, at a later date, engage in unspecified transactions, including restructuring efforts, special dividends or the sale of some or all of Collectors Universe’s assets to one or more as yet unknown purchasers, that could conceivably produce a higher aggregate value than that available to Collectors Universe stockholders in the Transactions;

58

●	that under the terms of the Merger Agreement, Collectors Universe is restrained from soliciting other acquisition proposals during the pendency of the Transactions;

●	the effect of the announcement or pendency of the Transactions on our business relationships, customers, operating results and business generally, including risks related to the diversion of the attention of Collectors Universe management or employees during the pendency of the Transactions;

●	the amount of the costs, fees, expenses and charges related to the Merger Agreement or the Transactions;

●	the risk that the proposed Transactions will not be consummated in a timely manner;

●	the risk that our stock price may decline significantly if the Transactions are not completed; and

●	risks related to achieving the Minimum Condition.

Consequently, all of the forward-looking statements that we make in this Schedule 14D-9 are qualified by the information contained or incorporated by reference in this Schedule 14D-9, including: (1) the information contained under this caption; and (2) information in our most recent filings on Forms 10-K and 10-Q, including the information contained under the section of such Forms 10-K and 10-Q captioned “Risk Factors,” and information in our consolidated financial statements and notes thereto. No assurance can be given that these are all of the factors that could cause actual results to vary materially from the forward-looking statements.

Except as required by applicable law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. Collectors Universe stockholders are advised to consult any future disclosures that we make on related subjects as may be detailed in our other filings made from time to time with the SEC. Collectors Universe will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with its obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9. Exhibits

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 17, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

59

Exhibit Number	Description
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)
(a)(1)(F)	Summary Advertisement as published on December 17, 2020, in The New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)
(a)(5)(A)	Communications from Collectors Universe to its employees (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Collectors Universe with the SEC on November 30, 2020)
(a)(5)(B)	Communications from Collectors Universe to its employees (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Collectors Universe with the SEC on November 30, 2020)
(a)(5)(C)	Press Release issued by Collectors Universe on November 30, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Collectors Universe with the SEC on November 30, 2020)
(a)(5)(D)	Proxy Statement (incorporated by reference to the definitive proxy statement filed by Collectors Universe with the SEC on October 28, 2020)
(a)(5)(E)*	Opinion of Houlihan Lokey, dated November 30, 2020 (included as Annex B to this Schedule 14D-9)
(e)(1)	Agreement and Plan of Merger, dated November 30, 2020, between Parent, Purchaser and Collectors universe (incorporated by reference to Exhibit 2.1 to the Form 8-K/A filed by Collectors Universe with the SEC on December 1, 2020)
(e)(2)	Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V (incorporated by reference to Exhibit (d)(2) to the Schedule TO)
(e)(3)	Acknowledgement to the Confidentiality Agreement, dated October 28, 2020, by and between Collectors Universe and D1 Capital Partners L.P. (incorporated by reference to Exhibit (d)(3) to the Schedule TO)
(e)(4)	Acknowledgement to the Confidentiality Agreement, dated November 22, 2020, by and between Collectors Universe and Cohen Private Ventures, LLC (incorporated by reference to Exhibit (d)(4) to the Schedule TO)
(e)(5)	Equity Commitment Letter, dated November 30, 2020, by and between Parent and D1 Master Fund (incorporated by reference to Exhibit (d)(5) to the Schedule TO)
(e)(6)	Equity Commitment Letter, dated November 30, 2020, by and between Parent and CPV (incorporated by reference to Exhibit (d)(6) to the Schedule TO)
(e)(7)	Limited Guarantee, dated November 30, 2020, by D1 Master Fund in favor of Collectors Universe (incorporated by reference to Exhibit (d)(7) to the Schedule TO)
(e)(8)	Limited Guarantee, dated November 30, 2020, by CPV in favor of Collectors Universe (incorporated by reference to Exhibit (d)(8) to the Schedule TO)
(e)(9)	Annual Report on Form 10-K (incorporated by reference to the Form 10-K for the fiscal year ended June 30, 2020, filed with the SEC on August 26, 2020)
(e)(10)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Form S-1 filed by Collectors Universe with the SEC on September 2, 1999)
(e)(11)	2017 Equity Incentive Plan (incorporated by reference to Appendix A to the 2017 Definitive Proxy filed by Collectors Universe with the SEC on October 26, 2017)

60

Exhibit Number	Description
(e)(12)	2013 Equity Incentive Plan (incorporated by reference to Appendix A to the Definitive Proxy filed by Collectors Universe with the SEC on October 28, 2013)
(e)(13)	Amended and Restated Employment Agreement, dated September 24, 2019, by and between Collectors Universe and Joseph J. Orlando (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed by Collectors Universe with the SEC September 24, 2019)
(e)(14)	First Amendment, dated March 16, 2020, to the Amended & Restated Employment Agreement by and between Collectors Universe and Joseph J. Orlando (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed by Collectors Universe with the SEC on March 20, 2020)
(e)(15)	Second Amendment, dated September 27, 2020, to the Amended & Restated Employment Agreement by and between Collectors Universe and Joseph J. Orlando (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed by Collectors Universe with the SEC on October 1, 2020)
(g)	Not applicable

*	Filed herewith.

61

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLLECTORS UNIVERSE, INC.

By:	/s/ Joseph J. Wallace
Joseph J. Wallace
Senior Vice President and Chief Financial Officer

Date: December 17, 2020

ANNEX A

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

A-1

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

A-2

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

A-3

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

A-4

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

A-5

ANNEX B

OPINION OF HOULIHAN LOKEY CAPITAL, INC.

November 30, 2020

The Board of Directors of Collectors Universe, Inc.

1610 E. Saint Andrew Place

Santa Ana, CA 92705

Dear Board of Directors:

We understand that Cards Parent LP (the “Acquiror”), Cards Acquisition Inc., a wholly-owned subsidiary of the Acquiror (the “Sub”), and Collectors Universe, Inc. (the “Company”), propose to enter into the Merger Agreement (defined below) pursuant to which, among other things, (a) the Sub will commence a tender offer for any and all of the outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock” and, such tender offer, the “Offer”), of the Company at a purchase price of $75.25 per share in cash (the “Consideration”), and (b) subsequent to the consummation of the Offer, the Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Merger, (i) each outstanding share of Company Common Stock not previously tendered in the Offer (other than shares not eligible under the Merger Agreement to be converted into the Consideration), will be converted into the right to receive the Consideration, and (ii) the Company will become a wholly owned subsidiary of the Acquiror.

The Board of Directors of the Company (the “Board”) has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the Acquiror and its affiliates) in the Transaction pursuant to the Merger Agreement is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed a draft dated November 30, 2020 of the Agreement and Plan of Merger (the “Merger Agreement”);

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company for the fiscal years ending 2021 through 2025 (the “Company Forecasts”);

4.	spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

245 Park Avenue, 20th Floor ● New York, New York 10167 ● tel .212.497.4100 ● fax.212.661.3070 ● www.HL.com

B-1

The Board of Directors of

Collectors Universe, Inc.

November 30, 2020

6.	considered publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the Company Forecasts reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the other matters covered thereby, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement identified in item 1 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Merger Agreement and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Merger Agreement and other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Merger Agreement will not differ in any respect from the draft of the Merger Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

B-2

The Board of Directors of

Collectors Universe, Inc.

November 30, 2020

We have not been requested to, and did not, solicit indications of interest from, third parties with respect to the Transaction, the securities, assets, business or operations of the Company or any other party, other than from two parties that had previously approached the Company regarding their interest in acquiring the Company. We have not been requested to, and did not, advise the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror and/or certain of its affiliates, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and/or certain of its affiliates (i) have in the past provided and are currently providing financial advisory and/or other financial or consulting services to D1 Capital Partners L.P., an affiliate of the Acquiror (“D1”), or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, D1 (collectively with D1, the “D1 Group”), for which Houlihan Lokey and/or its affiliates have received, and may receive, compensation, and (ii) have in the past provided financial advisory and/or other financial or consulting services to an affiliate of Cohen Private Ventures, an affiliate of the Acquiror (“Cohen Private Ventures”), for which Houlihan Lokey and/or its affiliates have received compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, members of the D1 Group, Cohen Private Ventures, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by D1, Cohen Private Ventures, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the members of the D1 Group, Cohen Private Ventures, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Acquiror, members of the D1 Group, Cohen Private Ventures, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

B-3

The Board of Directors of

Collectors Universe, Inc.

November 30, 2020

Houlihan Lokey has also acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Offer. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Acquiror or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, and its advisors, as to all legal, regulatory, accounting, tax and other similar matters with respect to the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the Acquiror and its affiliates) in the Transaction pursuant to the Merger Agreement is fair to such holders from a financial point of view.

Very truly yours,

HOULIHAN LOKEY CAPITAL, INC.

B-4